FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Annual Results 2008

Annual Results

for the year ended

31 December 2008

Contents  (continued)

Statutory results	65

Condensed consolidated income statement	66

Financial review	67

Condensed consolidated balance sheet	68

Overview of condensed consolidated balance sheet	69

Condensed consolidated statement of recognised income and expense	71

Condensed consolidated cash flow statement	72

Notes	73

Average balance sheet	85

Analysis of income, expenses and impairment losses	86

Asset quality	87
Analysis of loans and advances to customers	87
Risk elements in lending	89

Regulatory ratios	90

Derivatives	92

Market risk	93

Additional information	94

Other information	94

Restatements	95

Analysis of divisional contribution	97

Financial calendar	98

Contacts	98

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Appendix 2 Credit market and related exposures - additional information

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk ("VaR")', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions and sections such as 'Group Chief Executive's review' and 'Financial review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and the Group in particular; the effect on the Group's capital of write downs in respect of credit market exposures; the Group's ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO's businesses and assets; general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Presentation of information

Acquisition of ABN AMRO

On 17 October 2007, RFS Holdings B.V. ('RFS Holdings''), a company jointly owned by RBS, Fortis Bank Nederland (Holding) N.V. ('Fortis') and Banco Santander S.A. ('Santander') (together, the 'Consortium Members') and controlled by RBS, completed the acquisition of ABN AMRO Holding N.V. ('ABN AMRO').

RFS Holdings is implementing an orderly separation of the business units of ABN AMRO with RBS retaining the following ABN AMRO business units:

•  Continuing businesses of Business Unit North America;

•  Business Unit Global Clients and wholesale clients in the Netherlands

  (including former Dutch wholesale clients) and Latin America (excluding Brazil);

•  Business Unit Asia (excluding Saudi Hollandi); and

•  Business Unit Europe (excluding Antonveneta).

Certain other assets will continue to be shared by the Consortium Members.

On 3 October 2008, the State of the Netherlands acquired Fortis Bank Nederland (Holding) N.V. including Fortis' participation in RFS Holdings that represents the acquired activities of ABN AMRO.

Pro forma results

Pro forma results have been prepared that include only those business units of ABN AMRO that will be retained by RBS and assuming that the acquisition of ABN AMRO was completed on 1 January 2007.  The per share data have been calculated on the assumption that the rights issue of 11 shares for 18 shares held for 200 pence per share and the capitalisation of 1 share for every 40 shares held occurred on 1 January 2007.  No adjustments have been made in respect of the placing and open offer. The financial review and divisional performance in this Company Announcement focus on the pro forma results.  The basis of preparation of the pro forma results is detailed on page 53.

Given the significant write-downs on the Group's credit market exposures, and in order to provide a basis for comparison of underlying performance, these write-downs and other one-off items are shown separately in the pro forma income statement.

Statutory results

RFS Holdings is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its financial statements. Consequently, the statutory results of the RBS Group for the years ended 31 December 2007 and 2008 include the results of ABN AMRO for 76 days and the full year respectively. The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

Restatements

Divisional results for 2007 have been restated to reflect the new organisational structure announced in February 2008. These changes do not affect the Group's results.

The statutory income statement and cash flow statement for the year ended 31 December 2007 have been restated to reflect the reclassification of Banco Real as a discontinued operation.

The pro forma and statutory balance sheets as at 31 December 2007 have been restated to reflect the finalisation of the purchase accounting adjustments in respect of ABN AMRO and the netting of certain derivative contracts.

2008 Key points

Strategic Review

The Group is announcing a sweeping restructuring plan aimed at restoring standalone strength. We expect to:

•	Shift ~20% (£240 billion) of funded assets to Non-core Division for disposal/run down over 3-5 years

•	Deliver substantive change in all Core Division businesses each of which must meet 5 key tests[1]

•	Centre on UK with smaller, more focused global operations

•	Radically restructure GBM, taking out 45% of capital employed

•	Cut more than £2.5 billion out of the Group's cost base

•	Have access to the Government Asset Protection Scheme

•	Drive major changes to management, processes and culture

Key Financials - pro forma

Our financial results verify the guidance we provided in our trading statement of 19 January 2009:

Operating profit [2]	£80 million
Loss attributable to ordinary shareholders [3]	£7.9 billion
Total income [4]	£26.9 billion
Impairment losses [5]	£7.0 billion
Credit market losses [6]	£7.8 billion
Write down of goodwill and other intangible assets [7]	£16.2 billion
Total capital ratio	14.2%
Core Tier 1 capital ratio [8]	7.0%
Tier 1 capital ratio	9.9%
Loss per ordinary share	(61.0p)

Commenting Stephen Hester, RBS Group Chief Executive, said:

"We have moved purposefully to take major decisions that are necessary to restructure the Group. We are charting a path to standalone strength and with it the goal of justifying the support of the UK Government and all our shareholders.

It is our job now to ensure that RBS moves forward. There are real and enduring strengths in the Group illustrated by good performances across a range of businesses in a very difficult year. The restoration of the company's health will be based around these powerful customer franchises.

We are, of course, in a privileged position to be able to restructure the Group with support from the UK Government. With that privilege come responsibilities that we mean to fulfil. We have many difficult decisions ahead of us and continued and major uncertainties in our markets. How we do business will be as important as the business we do as we navigate our way through these challenges. Everyone at RBS is now focused on the drive toward recovery".

(1) Strategic tests: Top tier competitive position in enduring customer franchise; 15%+ ROE in normal markets; Proportionate use of balance sheet, risk & funding; Capable of organic growth - but "market limited"; Connected to the Group - customers, products, people (2) Profit before tax, credit market write-downs and one-off items, purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration costs, restructuring costs and share of shared assets (3) Before write-down of goodwill and other intangible assets (4) Excluding credit market write-downs and one-off items and share of shared assets. (5) Excluding impairment losses on reclassified assets. (6) Net of CDS hedging (7) net of tax (8) Pro forma for conversion of Preference Shares

2008 Key points

Key Financials - statutory

Attributable loss	£24.1 billion
Loss before tax	£40.7 billion
Impairment losses	£8.1 billion

Total capital ratio	14.1%
Core Tier 1 capital ratio	6.8%
Tier 1 capital ratio	10.0%

Results summary - pro forma

	2008	2007	Movement
	£m	£m	£m

Total income (1)	26,875	33,564	(6,689)
Operating expenses (2)	15,916	16,618	(702)
Impairment (3)	6,962	2,104	4,858
Underlying profit (4)	80	10,314	(10,234)
Credit market write-downs and one-off items (see Note 2)	6,107	1,026	5,081
Purchased intangibles amortisation	443	124	319
Integration costs	1,050	108	942
Restructuring costs	307	-	307
Share of shared assets	300	94	206
(Loss)/profit before tax (5)	(8,127)	8,962	(17,089)
(Loss)/profit attributable to ordinary shareholders	(7,855)	6,823	(14,678)
Write-down of goodwill and other intangible assets (less tax credit of £715 million)	16,196	-	16,196
(Loss)/profit attributable to ordinary shareholders	(24,051)	6,823	(30,874)
Cost:income ratio (6)	59.2%	49.5%
Basic (loss)/earnings per ordinary share (7)	(61.0p)	40.8p	(101.8p)
Adjusted (loss)/earnings per ordinary share (7,8)	(5.2p)	44.5p	(49.7p)

For basis of preparation of pro forma results see page 53. Reconciliations from statutory to pro forma data are provided in Appendix 1.

Notes:

(1)	excluding credit market write-downs and one-off items and share of shared assets.
(2)	excluding one-off items, purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration costs, restructuring costs and share of shared assets.
(3)	excluding impairment losses on reclassified assets.
(4)

profit before tax, credit market write-downs and one-off items, impairment losses on reclassified assets, purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration costs, restructuring costs and share of shared assets.

(5)	excluding write-down of goodwill and other intangible assets.
(6)	the cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above.
(7)	earnings per ordinary share are based on the assumption that the rights issue and capitalisation issue were completed on 1 January 2007.
(8)

adjusted earnings per ordinary share is based on earnings adjusted for credit market write-downs and one-off items, purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration costs and share of shared assets.

Results summary - statutory

	2008	2007	Movement
	£m	£m	£m

Total income	25,868	30,366	(4,498)
Operating expenses (1)	54,033	13,942	40,091
Impairment	8,072	1,968	6,104
(Loss)/profit before tax	(40,667)	9,832	(50,499)
(Loss)/profit attributable to ordinary shareholders	(24,137)	7,303	(31,440)
Basic earnings per ordinary share	(145.7p)	64.0p	(209.7p)

Note:

(1)

including purchased intangibles amortisation of £443 million (2007: £262 million), write-down of goodwill and other intangible assets of £32,581 million and integration and restructuring costs of £1,357 million (2007: £108 million).

Chairman's review

My first statement to you as Chairman follows an exceptionally difficult period in the Royal Bank of Scotland's history. The last 12 months or so have been painful for our shareholders and employees and sometimes testing for our customers. We owe our continued independence to the UK government and taxpayers and are very thankful for their support. The external environment has seen unprecedented turbulence in bank and other financial markets and deteriorating economic conditions around the world. Our disappointing financial results reflect these circumstances and our exposure to them.

Despite this, I believe strongly that RBS can be successful once again. I am privileged to have been given the opportunity to chair the Group. This remains a truly international company with many excellent businesses. Our roots may be in Scotland and our largest market in the UK, but we also employ 10,000 people in India, enjoy strong positions on the island of Ireland through Ulster Bank and in our United States markets through Citizens. The Global Markets businesses are precisely that: global. They will continue to operate in the leading financial centres, supporting our corporate, institutional and financial sector clients around the world. The international nature of the Group is reflected by the fact that during 2008 we were able to benefit from liquidity support provided by central banks in a number of jurisdictions.

With hard work, determination and a willingness to take tough decisions we have the people and capabilities to enable the Group to recover. We can make it a profitable investment, a model corporate citizen in all of the countries in which it operates and an excellent place to work.

Justifying the support of our shareholders

Twice during 2008 the Group sought additional capital from shareholders to enable it to weather the very testing environment and to achieve the higher capital ratios that markets now demand. On the second occasion, the capital raising was underwritten by the UK government and in November it became the Group's majority shareholder.

The UK Government wants RBS to operate on a commercial basis and intends to act as an arms length commercial shareholder, which will sell its interests in RBS and other banks at the earliest attractive time. Our interests coincide. We are working to restore the Group's financial performance in order to allow us to repay the UK taxpayer as soon as is practicable.

An inevitable but regrettable consequence of the successive capital raising exercises has been the dilution of the interests of existing shareholders. My predecessor Sir Tom McKillop apologised to shareholders for the impact on them of the erosion of their investments, a sentiment I echo. Those of us now charged with leading the Group are committed to implementing measures which will allow us to restore the Group to standalone financial health in the interests of all shareholders.

It is not appropriate to pay any dividend on the Ordinary Shares in 2009. However, the Board is very mindful that dividends are an extremely important part of shareholder return and income. It is the Board's intention over time to return to paying dividends, taking account of the Group's capital position, retained earnings and prospects. To that end, we welcome the fact that the existing prohibition on the payment of dividends on the Ordinary shares will be removed when the Preference Shares held by UKFI are redeemed.

Chairman's review  (continued)

Changing the way we work

To achieve its objectives, the company needs to change not just the business we do but how we do business. That includes our governance arrangements. The directors decided that a restructured Board with fewer members would be better able to engage in the restructuring process which the company will undertake. As a result, a number of Non-Executive Directors resigned from the Board in February 2009. I would like to thank each of them for their service to the company. In particular, I wish to acknowledge the contribution of Sir Tom McKillop who chaired RBS through testing times with great dedication and integrity.

We will appoint a further three Non-Executive Directors in due course.

Our People

Last year was also a period of great anxiety and uncertainty for our employees. Despite this, the vast majority of them contributed to a profitable year for their own businesses and they demonstrated the commitment that will be needed to return the Group to good health. Unfortunately, however, the uncertainty is not over and many of our people will be affected by the steps we must take to restore RBS to strength. My experience of leading businesses through periods of significant change has taught me that people are resilient and work best when they have certainty over strategic direction, clarity about the role they are being asked to play and feel engaged in pursuing shared objectives. We have already begun to provide certainty and clarity over strategy and management structures. My further commitment to our people is that we will move as swiftly as possible where change is required and that we will work to ensure that those affected by change are the first to know about it.

We must also engage our people with a new employment proposition which sets incentives that reward them for delivering sustained and sustainable success.

Aligning remuneration with long-term shareholder value

In recognition of the crisis in global financial services and the unprecedented losses incurred by the RBS Group in 2008, the Remuneration Committee of the Board has been working to bring about fundamental change to the way remuneration works throughout the Group. There is an obvious need for very significant change to compensation policies and practice across the industry and we intend that RBS will be fully engaged in the necessary process of change.

Our approach has sought to balance the reality of our current losses at Group level with a need to offer a competitive remuneration package for teams and individuals that are performing well and in a manner that is sustainable in the long-term.

Our customers and communities

Most of our businesses were profitable in 2008. That was because they met their customers' needs. A consistent hallmark of RBS has been the ability to work with our customers and to provide them with a high quality of service, whether they are personal or corporate customers, be they in the UK, Ireland, the USA or across continental Europe and Asia. RBS has frequently led our peers in service quality league tables.

We are grateful for the support our customers gave us during 2008, when their faith in us might understandably have been dented, and recognise that our plans will succeed only if we continue to serve them well.

Chairman's review  (continued)

In every country where RBS operates, we do so within a wider community. Our activities affect, and are affected by the customers, governments, suppliers and other stakeholders with whom we interact. On joining the company, it was encouraging to learn that we provide banking services to more small firms than any other UK bank and that our flagship money advice and financial education programme, MoneySense, has been in place for many years. As an international company, we have extended MoneySense to Ireland and the United States of America. We support the causes our staff care about and invest to improve the capacity of community to generate wealth. These programmes are more relevant than ever to the challenges that lie ahead.

We recognise that our reputation has been damaged by the events of the last year. So, too, has the reputation of the banking industry in countries across the globe. We are determined to rebuild our reputation, and to demonstrate leadership in the industry in this respect, partly through our core purpose of business success, but also by playing a constructive and responsible role in the communities in which we operate.

The Way Forward

I am confident that we can, must and will restore RBS Group to standalone financial strength. Last year was undeniably tough and a worsening economic environment means that 2009 will present significant challenges in all of our markets. The path to recovery will be neither smooth nor straight. But we build on a number of strengths: excellent businesses, talented people and, above all, millions of loyal customers around the world who recognise the quality of service that we provide. By doing our best by them, in all of our enduring franchises around the world, we will take the actions that will deliver once again sustainable returns for our shareholders.

Philip Hampton

Chairman

Group Chief Executive's review

As this is my first letter to RBS shareholders, I should open by saying how aware we all are of the responsibility for leading this institution into better times. We have a great importance to 40 million customers, to many corporations and governments worldwide, to our shareholders and to all those in the communities we serve. In common with many, we are facing tough times. We will do our best to work through these, to support our customers and to restore RBS to standalone financial health and success.

2008 Results

While a downturn was anticipated, no one could have foretold the unprecedented market disruption and global economic downturn that we now experience. With roots in economic imbalances across the world, the downturn has weakened many. However, that is little consolation for the particular vulnerability that RBS has exhibited.

In 2008 RBS's overall results were bad, with net attributable losses, before goodwill impairments, of £7.9 billion. This is particularly disappointing since many parts of our business did well, serving customers and generating high quality profitability. All our divisions were profitable except Global Banking and Markets (GBM) and Asia Retail & Commercial Banking. Even in GBM, underlying income reached £10.2 billion on the back of many strong business performances. Unfortunately these profits were more than wiped out by credit and market losses in concentrated areas around proprietary trading, structured credit and counterparty exposures. Over 50% of these losses pertained to ABN AMRO-originated portfolios.

In addition, the change in market outlook and our vulnerability thereto has required a £16.2 billion accounting write-down of goodwill and other intangibles relating to prior year acquisitions, most notably of ABN AMRO in 2007 and Charter One in the US in 2004. This non-cash item has minimal impact on capital but does highlight the risk of acquisitions if economic conditions adversely change.

From a capital perspective, successive capital raisings have substantially strengthened RBS's capital ratios. Reported losses have only partially eroded these, and our core Tier 1 ratio stood at 7.0% at the end of 2008, pro forma for the conversion of our preference shares, compared with 4.0% a year earlier. Additionally, the funded balance sheet was reduced by £93 billion, or 17% in constant currency terms. Unfortunately, the extreme dislocation of markets has impeded the risk reduction we target, leaving much still to do. Moreover, the fall in sterling exchange rates inflates the optics of our international balance sheet and this, plus extreme market movements, also increases the accounting value of our derivatives balances, albeit recording amounts that would be largely netted off under US GAAP.

RBS has strong businesses, has taken steps to restore its capital base and benefits from clear Government support.  It is our primary task to rebuild standalone strength in the coming years.

Group Chief Executive's review  (continued)

The Task We Face

We are intensely engaged in finalising a strategic restructuring plan for RBS. The goal is to correct those factors that made us particularly vulnerable to the downturn and to further adjust our business to reflect changes in the environment facing our industry. While the plan will not be complete until Q2, we have decided a lot already.

Our strategic plans will take 3-5 years to execute, given the headwinds of economic downturn. Nevertheless, we expect to make progress each and every year.

Our aspiration is that RBS should again become one of the world's premier financial institutions, anchored in the UK but serving individual and institutional customers here and globally, and doing it well. We aim for AA category standalone credit status and to rebuild shareholder value, along the way enabling the UK Government to sell down its shareholding.

We should be known both for our businesses and for how we manage them. We want to restrict our activities to serving enduring customer franchises, with top tier competitive positions where we choose to compete. Our businesses will target 15%+ return on equity and primarily organic growth at rates consistent with the markets in which they operate. Our businesses should reinforce each other with shared products, customers and expertise. Our risks should be diversified, well controlled and proportionate to the business and customer opportunity.

In management style we want to be purposeful, to "make it happen" for our customers and then for our shareholders. But our efforts will be anchored in strategic understanding of our businesses and focus on long term, quality profitability. Our business mix should be more biased to stable customer businesses than before in retail, commercial and wholesale. We aim to rely less on volatile unsecured wholesale funding.

Strategic Restructuring Plan

We have embarked on a sweeping restructuring of the Group that will fit our activities to the goals outlined above. While the details of the Strategic Plan will be refined over the coming weeks, we are now able to announce the following:

•

We will create a "Non-Core" Division of RBS during Q2, separately managed, but within the existing legal structures of the Group and matrix-managed to donating Divisions where necessary. This Division will have approximately £240 billion of third party assets, £145 billion of derivative balances and £155 billion of risk-weighted assets, comprising individual assets, portfolios and businesses of the Group that we intend to run off or dispose of during the next 3-5 years. The specific timetable will vary in each case but will be as fast as we judge consistent with optimising shareholder value and risk. Approximately 90% of the Non-Core Division will consist of GBM assets, primarily linked to proprietary portfolios, excess risk concentrations and illiquid 'originate and hold' asset portfolios. The rest of the Non-Core Division will be risk concentrations, 'out of footprint' assets and smaller, less advantaged businesses within our Regional Markets activities across the world.

As part of this effort it is intended that our representation in approximately 36 of the 54 countries we operate in around the world will be significantly reduced or sold. We will remain strong in all our major existing global hubs, however.

Given the commercial and human sensitivity of these issues, detail on this will not be given until the interim results.

The income, expenses, impairments and credit market and other trading asset write-downs associated with the Non-Core Division in 2008 were approximately £3.9 billion, £1.1 billion, £3.2 billion and £9.2 billion respectively.

Group Chief Executive's review  (continued)

•

In addition to eliminating expenses associated with the Non-Core Division, we have launched a restructuring plan to make efficiency savings across the Group, aimed at achieving run-rate reductions by 2011 of greater than £2.5 billion (16% of 2008 cost base) at constant exchange rates. This will involve a wide range of re-engineering and other measures and, regrettably, reductions in employment. This target excludes any impact of inflation, incentive pay movements or cost reductions arising from business exits or the impact of new projects (if any). It includes the £0.5 billion of ABN AMRO integration benefits previously announced but not reflected in 2008 expenses. We will book one-off charges against these actions over the next three years, with run-rate cost savings expected to provide 'payback' in 1.5 to 1.75 years.

•

We plan to retain each of our major business Divisions since we believe, with intensive restructuring, they can meet the attractive business characteristics outlined as targets above. In many cases the restructuring of these businesses to achieve our goals will be far-reaching, nevertheless. The greatest element of restructuring will be in GBM as signalled above. A substantial shrinkage of size, product and geographic scope will take place. This should leave GBM positioned profitably around those of its existing core strengths that rest on profitable customer franchise business with significantly less illiquid risk overall.

•

At all times we will responsibly compare the value to RBS of each of our businesses with realistic alternatives and take different action if they prove compelling. However, the distressed and pessimistic state of markets for financial assets and businesses offers little immediate encouragement in that regard.

•

Alongside our business restructuring activities will be substantive changes to management and internal processes. There will continue to be changes of personnel as we promote and reassign internal talent and add to our ranks externally. Our Manufacturing division will re-align with our customer-facing businesses. Businesses will have clear bottom-line returns, allocated equity and balance sheet and funding goals. While we drive for profit, there will be a concentration on earnings quality and sustainability, driven by strategic plans, to ensure alignment of our businesses to their markets and their risk targets. People evaluation and incentivisation will meet best practice levels to support the revised mission of the Company. This will be underpinned by a full suite of risk and funding constraints, including concentration limits.

We have already begun this major change programme. To carry it through in parallel with running our continuing business in difficult markets will test our management capacity. We expect to be successful overall, though we will inevitably have setbacks and make mistakes along the way. But there is no alternative. RBS must change in a far-reaching way. If we do that, the strength, quality and power that are already present in our business across the world will have the chance to shine through once again.

Outlook

To make any forecast is hazardous, beyond the expectation that 2009 will be a very tough year for the world economy. RBS, in common with all banks, will see some erosion of underlying income levels as a result of weaker business activity and low interest rates squeezing savings margins whilst credit costs rise, probably sharply. We hope that markets will be less disrupted than in 2008, with lower associated write-downs, but time will tell. 2009 has, in fact, started positively for our businesses.

At the time of writing, RBS is in discussions with the UK Government concerning participation in the proposed Asset Protection Scheme (APS). This would be subject to shareholder vote in due course. The result of the APS discussions will have a material impact on RBS's outlook, positive or negative depending on outcome. More information will be made available as soon as practicable.

Group Chief Executive's review  (continued)

Notwithstanding the challenging outlook, our businesses all around the world are inherently good and fully engaged in sustaining as robust a performance as the environment permits. And the strategic restructuring we have embarked on will see high levels of activity designed to reposition RBS successfully.

I believe RBS can come to be regarded again as one of the world's premier financial institutions. My special thanks go to all my colleagues around the world serving our customers every day, and redoubling their efforts to move RBS forward once more.

Stephen Hester

Group Chief Executive

Summary consolidated income statement

for the year ended 31 December 2008 - pro forma

In the income statement set out below, credit market write-downs and one-off items, amortisation of purchased intangible assets, write-down of goodwill and other intangible assets, integration costs, restructuring costs and share of shared assets are shown separately. In the statutory condensed consolidated income statement on page 66, these items are included in non-interest income, operating expenses and impairment, as appropriate.

	2008	2007
	£m	£m

Net interest income	15,939	12,382

Non-interest income (excluding insurance net premium income)	5,227	15,200
Insurance net premium income	5,709	5,982

Non-interest income excluding credit market write-downs and one-off items	10,936	21,182
Credit market write-downs and one-off items (Note 2)	(5,641)	(1,268)

Non-interest income	5,295	19,914

Total income	21,234	32,296
Operating expenses excluding one-off items	15,916	16,618
One-off items (Note 2)	-	(242)

Profit before other operating charges	5,318	15,920
Insurance net claims	3,917	4,528

Operating profit before impairment losses	1,401	11,392
Impairment losses before reclassified asset impairment	6,962	2,104
Impairment losses on reclassified assets (Note 2)	466	-

Group operating (loss)/profit*	(6,027)	9,288
Amortisation of purchased intangible assets	443	124
Integration costs	1,050	108
Restructuring costs	307	-
Share of shared assets	300	94

(Loss)/profit before tax	(8,127)	8,962
Tax	1,280	(1,709)

(Loss)/profit for the period	(6,847)	7,253
Minority interests	412	184
Other owners' dividends	596	246

(Loss)/profit attributable to ordinary shareholders before write-down of goodwill and other intangible assets	(7,855)	6,823
Write-down of goodwill and other intangible assets (less tax credit of £715 million)	(16,196)	-

(Loss)/profit attributable to ordinary shareholders	(24,051)	6,823

Basic (loss)/earnings per ordinary share (Note 8)	(61.0p)	40.8p

Adjusted (loss)/earnings per ordinary share (Note 8)	(5.2p)	44.5p

* Before purchased intangibles amortisation,  write-down of goodwill and other intangible assets, integration costs, restructuring costs and RBS share of Consortium shared assets.

Financial review

Pro forma results

Profit

Group operating profit, excluding credit market write-downs and one-off items, impairment losses on reclassified assets, amortisation of purchased intangible assets, write-down of goodwill and other intangible assets, integration costs, restructuring costs and share of shared assets, was £80 million, compared with a profit of £10,314 million in 2007. The reduction is primarily a result of a substantial decline in non-interest income, a number of specific losses such as counterparty failures, and a marked increase in the credit impairment charge, reflecting weakness in financial markets and a deteriorating global economy.

Losses from previously disclosed credit market exposures increased to £7,781 million, compared with £2,387 million in 2007, with the great majority incurred in the first half of the year. Other one-off items amounted to a credit of £1,674 million, 23% higher than in 2007, principally as a result of a £1,232 million increase in the carrying value of own debt carried at fair value. After integration costs, restructuring costs, amortisation of purchased intangibles, write-down of goodwill and other intangible assets and share of shared assets, the Group recorded a loss before tax of £25,038 million, compared with a profit before tax of £8,962 million in 2007.

After tax, minority interests and preference share dividends, the loss attributable to ordinary shareholders was £24,051 million, compared with an attributable profit of £6,823 million in 2007.

Total income

Total income, excluding credit market write-downs and one-off items, declined by 20% to £26,875 million, with a significant deterioration experienced during the second half of the year principally as a result of £5.8 billion of trading asset write-downs, counterparty failure and incremental reserving within GBM. While income increased in 2008 in Global Transaction Services, and held steady in Regional Markets and Insurance, a significant reduction occurred in Global Banking & Markets, where a strong performance in rates, currencies and commodities was offset by marked deterioration in credit markets and equities.

Net interest income

Net interest income increased by 29% to £15,939 million, with average loans and advances to customers up 17% and average customer deposits up 6%. Group net interest margin rose from 2.00% to 2.10% largely reflecting the success of the rates business in a declining interest rate environment.  However, margins tightened within Regional Markets as market interest rates fell, with deposit markets remaining competitive and price adjustments on lending taking some time to feed through to the back book.

Non-interest income

Non-interest income was severely affected by the weakness in financial markets experienced over the course of the year, particularly in the fourth quarter. Excluding credit market write-downs and one-off items, non-interest income totalled £10,936 million, 48% lower than in 2007. While the decline was particularly marked in GBM's credit markets and equities businesses, with reduced business volumes and mounting mark-to-market trading losses, Regional Markets also saw non-interest income fall in the latter part of the year as declining consumer confidence led to lower demand for credit and other financial products.

Operating expenses

Total operating expenses were reduced by 4% to £15,916 million, with cost growth in the Group's core retail and commercial banking franchises offset by efficiency programmes and a significant reduction in Global Banking & Markets staff costs. The Group cost:income ratio deteriorated to 59.2%, compared with 49.5% in 2007, largely reflecting the impact on income of the year's difficult market conditions.

Financial review  (continued)

Net insurance claims

Net insurance claims fell by 13% to £3,917 million. General insurance claims fell by 7%, reflecting improved risk selection, better claims management and the non-recurrence of the severe floods experienced in 2007. Bancassurance claims declined by 64% as a result of movements in financial market values.

Impairment losses

Credit impairment losses (excluding reclassified assets) increased to £6,962 million in 2008, compared with £2,104 million in 2007. The Group experienced a pronounced deterioration in impairments in the second half of the year, as financial stress spread to a broad range of customers. The greatest increase in impairments occurred in GBM, where fourth quarter impairments totalled £2,938 million, including a loss of approximately £900 million on the Group's exposure to LyondellBasell. However, the Regional Markets businesses in all geographies also experienced a noticeable increase in impairments in the second half, particularly in the UK and Irish corporate and US personal segments.

Impairments represented 0.46% of gross loans and advances, excluding reverse repos, in the first half but reached 1.41% in the second half. For 2008 as a whole, impairments amounted to 0.91% of loans and advances, excluding reverse repos, compared with 0.37% in 2007.

Risk elements in lending and potential problem loans at 31 December 2008 represented 2.69% of loans and advances, excluding reverse repos, compared with 1.49% a year earlier. Provision coverage was 50%, compared with 59% at 31 December 2007 reflecting the higher proportion of secured loans included in risk elements in lending and potential problem loans.

Credit market losses

Losses for 2008 relating to the Group's previously identified credit market exposures totalled £7,781 million, net of hedging gains of £1,642 million. This includes impairment losses of £466 million incurred on credit market assets reclassified out of the 'held-for-trading' category in line with the amendments to IAS 39 'Financial Instruments: Recognition and Measurement' issued in October. While the majority of these write-downs were incurred in the first half of 2008, the severity of the financial market dislocation intensified in the fourth quarter, resulting in further losses in particular on the Group's structured credit portfolios. Further details on credit market exposures are set out in Appendix 2.

Write-down of goodwill and other intangible assets

After reviewing the carrying value of goodwill and other purchased intangible assets, the Group has recorded an impairment charge of £16,196 million, net of a tax credit of £715 million. Of this charge, £7,678 million relates to part of the goodwill in respect of the acquisition of ABN AMRO, while other significant impairments have been recorded on part of the Citizens/Charter One goodwill of £4,382 million, part of the NatWest goodwill (principally allocated to Global Banking & Markets) of £2,742 million and other goodwill of £720 million. Other intangible asset impairments of £1,389 million principally relate to the write-down in the value of customer relationships recognised on the acquisition of ABN AMRO (see note 4 on page 54).

These impairments have no cash impact, and minimal impact on the Group's capital ratios.

Other non-operating items

Integration and restructuring costs totalled £1,357 million, primarily reflecting the integration of ABN AMRO into the Group, while the amortisation of purchased intangibles increased to £443 million from £124 million.

Taxation

The Group recorded a tax credit of £1,280 million in 2008, compared with a tax charge of £1,709 million in 2007.

Financial review  (continued)

Earnings

Basic earnings per ordinary share decreased from 40.8p to (61.0p). Adjusted earnings per ordinary share fell from 44.5p to a loss of 5.2p per share (see note 8 on page 56). The number of shares in issue increased to 39,456 million at 31 December 2008, compared with 10,006 million in issue at 31 December 2007, reflecting the Group's capital raisings in June and December and the capitalisation issue in lieu of the interim dividend for 2008.

Capital ratios

Risk-weighted assets totalled £577.8 billion at 31 December 2008, an increase of 19% compared with end-2007 RWAs restated on a Basel II basis, or 18% from the Basel I RWA figure reported for 2007. The growth in RWAs was largely related to movements in exchange rates and the procyclical nature of the Basel II regulatory regime.

On a proportionally consolidated basis, the Group's Core Tier 1 ratio at 31 December 2008 was 6.1%, compared with 4.0% at 1 January 2008, on a Basel II basis. The Tier 1 ratio was 9.9% at 31 December 2008 (6.8% at 1 January 2008) and the total capital ratio was 14.2% (10.9% at 1 January 2008).

On 19 January 2009 the Group announced a capital restructuring whereby HM Treasury will fully underwrite an open offer to raise £5 billion through an issue of new ordinary shares, the proceeds from which will be used to redeem the £5 billion of preference shares it holds. The restructuring will not affect the Group's Tier 1 or total capital ratios. However, had the capital restructuring completed at 31 December 2008, the Group's Core Tier 1 ratio would have been 7.0%.

Description of business

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. In 2008 the division was organised along four principal business lines: rates, currencies, and commodities, including RBS Sempra Commodities LLP (the commodities-marketing joint venture between RBS and Sempra Energy which was formed on 1 April 2008); equities; credit markets; and asset and portfolio management.

Global Transaction Services ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, as well as trade finance, United Kingdom and international merchant acquiring and commercial card products and services. It includes the Group's corporate money transmission activities in the United Kingdom and the United States.

UK Retail & Commercial Banking (RBS UK)  comprises retail, corporate and commercial banking and wealth management services. It operates through a range of channels including on-line and fixed and mobile telephony, and through two of the largest networks of branches and ATMs in the UK.

In the Retail market, RBS UK serves over 15 million personal customers through the RBS and NatWest brands. It offers a full range of banking products and related financial services including mortgages, bancassurance products, deposit accounts, and credit and charge cards.

RBS UK holds a leading market share across all of the Business & Commercial and Corporate sectors. Through its network of relationship managers it distributes a full range of banking, finance and risk management services, including market-leading Invoice Finance and Asset Finance offerings.

The UK wealth management arm offers high quality private banking and investment services through the Coutts, Adam & Company, RBS International and NatWest Offshore brands.

US Retail & Commercial Banking provides financial services primarily through the Citizens and Charter One brands.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens was ranked the tenth-largest commercial banking organisation in the United States based on deposits as at 30 September 2008.

Europe & Middle East Retail & Commercial Banking comprises Ulster Bank and the Group's combined retail and commercial businesses in Europe and the Middle East.

Ulster Bank provides a comprehensive range of financial services across the island of Ireland. Its retail banking arm has a network of branches and operates in the personal, commercial and wealth management sectors, while its corporate markets operations provide services in the corporate and institutional markets.

Asia Retail & Commercial Banking is present in markets including India, Pakistan, China, Taiwan, Hong Kong, Indonesia, Malaysia and Singapore. It provides financial services across four segments: affluent banking, cards and consumer finance, business banking and international wealth management, which offers private banking and investment services to clients in selected markets through the RBS Coutts brand.

Description of business  (continued)

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

Group Manufacturing  comprises the Group's worldwide manufacturing operations. It supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group's purchasing power and has become the centre of excellence for managing large-scale and complex change.

The Centre  comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Divisional performance

The profit/(loss) of each division before credit market write-downs and one-off items, amortisation of purchased intangible assets, write-down of goodwill and intangibles, integration costs, restructuring costs, share of shared assets and after allocation of manufacturing costs where appropriate ("Group operating profit") are shown below. The Group manages costs where they arise. Customer-facing divisions control their direct expenses whilst Manufacturing is responsible for shared costs. In 2008, the Group did not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this. However, in order to provide a basis for market comparison, the results below also include an allocation of Manufacturing costs to the customer-facing divisions on a basis management considers to be reasonable.

		PRO FORMA
	2008	2007	Increase
	£m	£m	%

Global Markets
Global Banking & Markets	(3,570)	4,641	(177)
Global Transaction Services	1,339	1,198	12

Total Global Markets (excluding credit market write-downs and one-off items)	(2,231)	5,839	(138)
Regional Markets
UK Retail & Commercial Banking	3,283	3,985	(18)
US Retail & Commercial Banking	524	1,143	(54)
Europe & Middle East Retail & Commercial Banking	70	463	(85)
Asia Retail & Commercial Banking	(113)	(20)

Total Regional Markets	3,764	5,571	(32)
RBS Insurance	780	681	15
Group Manufacturing	-	-	-
Central items (excluding one-off items)	(2,233)	(1,777)

Profit before credit market write-downs and one-off items	80	10,314	(99)
Credit market write-downs and one-off items	(6,107)	(1,026)

Group operating (loss)/profit	(6,027)	9,288	(165)

Risk-weighted assets of each division were as follows:	Basel II	Basel II
	31 December	1 January
	2008	2008
	£bn	£bn

Global Markets
- Global Banking & Markets	278.5	211.9
- Global Transaction Services	19.6	16.8

Total Global Markets	298.1	228.7
Regional Markets
- UK Retail & Commercial Banking	152.5	153.1
- US Retail & Commercial Banking	78.0	53.8
- Europe & Middle East Retail & Commercial Banking	30.9	30.3
- Asia Retail & Commercial Banking	6.4	4.9

Total Regional Markets	267.7	242.1
Other	12.0	15.3

	577.8	486.1

Global Markets

Global Banking & Markets

		PRO FORMA
	2008	2007
	£m	£m

Net interest income from banking activities	4,034	2,214

Net fees and commissions receivable	1,562	2,351
Income from trading activities	4,043	4,407
Other operating income (net of related funding costs)	575	1,908
Trading asset write-downs	(5,776)	-

Non-interest income before credit market write-downs and one-off items*	404	8,666

Total income before credit market write-downs and one-off items*	4,438	10,880
Credit market write-downs and one-off items*	(6,958)	(1,776)

Total income	(2,520)	9,104

Direct expenses
- staff costs	2,687	3,853
- other	1,441	1,113
- operating lease depreciation	224	365

	4,352	5,331

Contribution before impairment losses	(6,872)	3,773
Impairment losses excluding reclassified asset impairments	3,177	122
Reclassified asset impairments	466	-

Contribution	(10,515)	3,651
Allocation of manufacturing costs	479	448

Operating (loss)/profit	(10,994)	3,203

Operating (loss)/profit before credit market write-downs, one-off items and reclassified asset impairments	(3,570)	4,641

Analysis of income by product:
Rates	3,543	2,524
Currencies	1,697	1,092
Commodities	778	17
Equities	415	1,169
Credit markets	1,366	2,740
Asset and portfolio management	2,415	3,338
Total income before credit market and trading asset write-downs and one-off items	10,214	10,880
Credit market write-downs and one-off items*	(6,958)	(1,776)
Trading asset write-downs	(5,776)	-

Total income	(2,520)	9,104

	£bn	£bn

Loans and advances (including banks)	354.3	254.1
Reverse repos	96.1	308.9
Securities	163.2	239.5
Cash and eligible bills	26.1	26.9
Other assets	52.2	44.4

Total third party assets (excluding derivatives mark to market)	691.9	873.8
Net derivative assets (after netting)	146.0	64.1
Customer deposits (excluding repos)	105.0	106.7
Non-performing loans	6.2	1.0

*includes fair value of own debt but excludes reclassified asset impairments

Global Markets

Global Banking & Markets  (continued)

	31 December	1 January
	2008	2008
	£bn	£bn

Risk-weighted assets	278.5	211.9

While Global Banking & Markets produced good performances in a number of its businesses, most notably in rates and currencies, the turmoil in financial markets severely affected the division's results in 2008, with a particularly adverse impact in the fourth quarter. GBM incurred £5,776 million of losses, write-downs or reserves largely on credit trading, counterparty risk (including CDPCs), counterparty failure (notably Lehman and Madoff) and sovereign events as the effects of the down-turn widened. In addition, losses on previously identified credit market exposures totalled £7,781 million, including impairments of £466 million on reclassified assets (see Appendix 2). These were only partly offset by gains on the fair value of own debt.

Total income before these credit market write-downs and unusual items was £10,214 million, down 6% from 2007. After these items, GBM recorded negative income of £2,520 million. Although direct costs were cut by 18%, credit impairments rose sharply, resulting in a 2008 operating loss of £10,994 million.

Net interest income grew by 82% to £4,034 million, with the rates business benefiting from the declining interest rate environment. Before credit market write-downs, other one-off items and trading asset write-downs, non-interest income reduced by 29% to £6,180 million, with fees and commissions falling as origination volumes declined, and income from trading activities decreasing by 8% to £4,043 million. Other operating income fell sharply from £1,908 million to £575 million, reflecting losses incurred on European loan sales and much reduced gains on other portfolio assets, partially offset by the gain on sale of Angel Trains of £570 million.

By business line, the rates and currencies business achieved a particularly strong performance in 2008, with high volumes of customer activity and flow trading resulting in an 40% increase in income from rates trading to £3,543 million and 55% growth in currencies income to £1,697 million. The Sempra Commodities joint venture performed ahead of expectations in the nine months since its formation, with GBM's commodities income reaching £778 million for the year.

Equities saw reduced customer flow and also experienced losses on illiquid trading positions as markets deteriorated rapidly, leading to a drop in income from £1,169 million in 2007 to £415 million.

In a reduced market for debt origination, credit markets improved its market positions in a number of key areas such as international bond issuance. Results, however, were severely affected by the continuing market weakness, with income, even excluding write-downs on previously disclosed credit market exposures and one-off items, falling by 50% to £1,366 million.

Asset and portfolio management income remained resilient, but some losses were incurred, including on capital and credit exposure management, and income declined by 28% to £2,415 million.

Direct expenses were reduced by 18% to £4,352 million, with staff costs falling, despite the inclusion of Sempra, by 30% to £2,687 million, as a result of a sharp reduction in bonus payments. Non-staff expenses increased by 13%, principally reflecting increased transactional, legal and professional costs, inflation and foreign exchange movements, offset by reduced operating lease depreciation following the sale of Angel Trains.

Global Markets

Global Banking & Markets  (continued)

Credit impairments increased sharply to £3,643 million, including £466 million on assets reclassified out of the held for trading category following the amendments to IAS 39 issued in October. Of the total impairment charge, £2,938 million was incurred in the fourth quarter of 2008, including £918 million relating to the Group's exposure to LyondellBasell.

GBM's total third party assets were reduced by £182 billion to £692 billion at 31 December 2008, a reduction of 21% from a year earlier, or 31% at constant exchange rates. Within this total, loans and advances to customers were £354 billion, an increase of 14% at constant exchange rates. This increase was more than offset by significant reductions in reverse repos and securities holdings, both of which have been managed down over the course of the year. Net derivative assets totalled £146 billion, compared with £64 billion at the end of 2007.

Although GBM took steps to reduce underlying risk-weighted assets, these measures were masked by the impact of foreign exchange movements and of Basel II pro-cyclicality, with the result that RWAs at 31 December 2008 totalled £279 billion, up 31% from a year earlier, or 14% at constant exchange rates.

Strategic Review

Following the review, GBM intends to focus its business around its core corporate and institutional customer set across the world. These clients are global  in  nature and are multi-product users.  GBM will deploy capital and resources in support of this customer base and will continue to arrange and distribute credit (loans and bonds) and build sustained competitive advantage in its core financing, risk management and investment products, and flow trading businesses.

RBS is renewing its commitment to product areas where GBM has market-leading competitive positions across its customer-centric origination, advisory and trading activities. It has strong market positions in loans, bonds, FX, rates, commodities and equities and  will  drive these businesses, restructured where necessary, in a focused manner around customers' needs.  GBM will discontinue all illiquid proprietary trading activities and correlation trading, in equity and credit markets.  It will drastically scale back  activity in structured real estate, leveraged and project finance, and exit lending in these areas entirely.  All businesses, and notably GBM's asset finance businesses, will be managed within strict capital guidelines.

Globally, the intention is for GBM to move increasingly towards a "hub-and-spoke" model.  Risk will be managed from regional hubs.  It is intended that distribution and coverage  will be  delivered from a mix of hub countries and  a scaled-back presence in some  local offices.   The aim, over time, will be to reduce much of the on-shore trading activity outside the key financial centres.

Assets, products and geographies that fit GBM's new client-focused proposition will be defined as "core" and will remain within the division.  Assets, business lines and some geographies that are non-core will be transferred to the new Non-Core Bank.   These non-core activities accounted for approximately £205 billion of third party assets at end 2008.

  Global Markets

Global Transaction Services

		PRO FORMA
	2008	2007
	£m	£m

Net interest income	909	846
Non-interest income	1,563	1,359

Total income	2,472	2,205

Direct expenses
- staff costs	392	367
- other	202	177

	594	544

Contribution before impairment losses	1,878	1,661
Impairment losses	60	15

Contribution	1,818	1,646
Allocation of manufacturing costs	479	448

Operating profit	1,339	1,198

Analysis of income by product:
Domestic cash management	761	741
International cash management	753	644
Trade finance	264	168
Merchant acquiring	577	551
Commercial cards	117	101

Total income	2,472	2,205

	£bn	£bn

Total third party assets	24.0	22.5
Loans and advances	18.6	18.7
Customer deposits	60.9	56.8

	31 December	1 January
	2008	2008
	£bn	£bn

Risk-weighted assets	19.6	16.8

Global Transaction Services grew income by 12% to £2,472 million and operating profit by 12% to £1,339 million for the full year 2008, reflecting the strength and enhanced international capability of its cash management, trade finance and merchant acquiring platforms. The income growth rate was maintained in the second half of the year, despite difficult market conditions.

Growth was driven by a strong performance in cash management, where income rose 9% to £1,514 million with good growth in international cash management markets and steadier growth in UK and US domestic markets. Average customer deposits were 14% higher mitigating the impact of lower interest rates. International overdrafts have been re-priced, reflecting the increased cost of funds and higher risk premia during the second half of the year. Fee income from payment transactions increased strongly, particularly in the US and internationally. The division was successful throughout the year in winning new international cash management mandates from existing RBS Group clients due to the strength of the international payments platform and network.

Global Markets

Global Transaction Services  (continued)

Trade finance made good progress, with income continuing to grow strongly in the second half of the year and was up 57% for the full year. GTS has substantially improved its penetration into the Asia-Pacific market, increasing trade finance income in the region by 74%, and has expanded its supply chain finance activities with an enhanced product suite. Margins improved throughout the year reflecting the additional risk premium in the prevailing market conditions.

Merchant services and commercial cards delivered a 6% increase in income to £694 million. Acquiring transaction volumes were up 23% in the year driven by good growth in online volumes, but weaker consumer confidence in the latter part of the year meant that average transaction values decreased, slowing income growth. Commercial cards income saw strong second half growth of 26% and rose 16% for the full year, driven by higher interchange income particularly in the small and middle markets.

Direct expenses rose by 9% to £594 million, with second half cost growth lower than the first half. The full year cost growth reflected investment in staffing and infrastructure to support GTS's development.

Impairment losses were £60 million, up from £15 million in 2007, reflecting in particular the downturn in the global economy and some growth in defaults amongst mid-corporates and SMEs.

Strategic Review

GTS remains a strategically attractive business for RBS, providing important working capital and payment solutions to the Group's customers and substantial scope remains to cross-sell global transaction services to our corporate and financial institutional clients, particularly those in the UK. GTS plans to right-size its global network consistent with developing Europe as its core base, it will retain the capability to continue to serve both locally and globally all multi-national customers who are at the heart of the Core GBM proposition, whilst at all times maintaining service levels during the change. The business also plans to increase efficiency through development of a lower cost front and back-office operating model and explore joint ventures for growth and selective disposals.

  Regional Markets

UK Retail & Commercial Banking

			PRO FORMA
		2008	2007
		£m	£m

Net interest income		7,090	6,668

Net fees and commissions - banking		2,886	3,030
Other non-interest income*		838	890

Non-interest income		3,724	3,920

Total income		10,814	10,588

Direct expenses
- staff costs		1,978	1,919
- other		1,193	1,076

		3,171	2,995

Contribution before impairment losses		7,643	7,593
Impairment losses		1,964	1,368

Contribution		5,679	6,225
Allocation of manufacturing costs		2,396	2,240

Operating profit		3,283	3,985

		£bn	£bn

Total banking assets		249.4	232.8
Loans and advances to customers - gross
-	UK Retail Banking	117.5	111.0
-	UK Corporate & Commercial Banking	110.4	99.3
-	UK Wealth	10.1	8.4
Customer deposits**		186.1	189.4
AUMs - excluding deposits		22.5	25.8
Non-performing loans		7.9	5.5

		31 December	1 January
		2008	2008
		£bn	£bn

Risk-weighted assets		152.5	153.1

*  net of insurance claims;    **  excluding bancassurance

UK Retail and Commercial Banking retains an extremely strong franchise and represents the core of the RBS Group. However, the external environment over the next few years will present significant challenges with pressure on income as a result of very low interest rates, lower fee income, and impairment costs likely to increase further.

The business plans to respond to this environment through reducing costs and increasing productivity by investing in online service channels, automation of activities and re-design of end-to-end processes. The business will tailor the cost of service for different client segments more closely to their value generation.

Wealth management remains a strong growth opportunity and the business plans to pursue a more consolidated approach to the market through more co-ordination across the multiple brands with which it currently faces the market, whilst investing in additional Relationship Managers and platform functionality.

The division will pursue above market growth in customer deposits to improve its funding contribution to the Group, and will diversify its customer lending, reducing its exposure to commercial property.

  Regional Markets

UK Retail & Commercial Banking

UK Retail Banking		PRO FORMA
	2008	2007
	£m	£m

Net interest income	4,390	4,172

Net fees and commissions - banking	2,186	2,351
Other non-interest income *	218	271

Non-interest income	2,404	2,622

Total income	6,794	6,794

Direct expenses
- staff costs	1,258	1,266
- other	574	545

	1,832	1,811

Contribution before impairment losses	4,962	4,983
Impairment losses	1,281	1,184

Contribution	3,681	3,799
Allocation of manufacturing costs	1,917	1,792

Operating profit	1,764	2,007

Analysis of income by product:
Personal advances (excl mortgages)	2,061	2,159
Mortgages	505	517
Personal deposits	2,213	2,070
Business advances	583	606
Business deposits	706	652
Bancassurance	217	270
Tesco Personal Finance	285	264
Other	224	256

Total income	6,794	6,794

	£bn	£bn

Loans and advances to customers - gross
- mortgages	74.9	67.4
- personal	16.2	17.1
- cards	6.4	7.8
- business	20.0	18.7
Customer deposits**	95.9	96.1
AUMs - excluding deposits	5.7	7.0
Non-performing loans	4.8	4.3

	31 December	1 January
	2008	2008
	£bn	£bn

Risk-weighted assets	63.8	65.7

*  net of insurance claims;

**  excluding bancassurance

  Regional Markets

UK Retail & Commercial Banking  (continued)

Despite an economic environment which became markedly weaker in the second half of the year, UK Retail Banking, which includes both personal and small business banking, held income and direct costs in line with 2007. However the deterioration in the macroeconomic environment resulted in an 8% increase in impairment losses. Consequently, operating profit decreased 12%, £243 million, to £1,764 million. In the personal segment, RBS retained top position and NatWest was again joint second for customer satisfaction amongst main high street banks. The business segment has continued to grow, maintaining market leadership with a share of 26%, alongside 23% of the start-up market. UK Retail continues to maintain availability of lending while managing risk exposure and focusing on supporting customers through a difficult economic environment.

Net interest income increased 5% to £4,390 million as a result of strong balance sheet growth. Net interest income performance in the personal segment was strong, up 7%, as a result of good volume growth coupled with improving new lending margins. The small business sector has seen more pressure on asset margins, from increased funding costs, which has restricted net interest income growth to 4%. Average loans and advances to customers increased 7% and average deposits were up 6% with personal savings growing 9% and small business deposits growing 3%. At year end deposit balances were in line with 2007 levels, reflecting increasing competitive pressure in a slowing market. Net interest margin reduced from 3.92% to 3.85%, reflecting increased funding and liquidity costs.

UK Retail mortgage balances grew 11% despite more muted demand in the second half, and net mortgage lending market share increased to 19% (2007: 2%). Small business lending grew 7% despite a significant contraction in demand. Personal unsecured lending slowed, however, particularly in the second half of the year. Further, the sale of Tesco Personal Finance (TPF) reduced personal unsecured balances at 31 December 2008 by £1.9 billion, though income of £285 million from TPF was included up to the date of the sale completion on 19  December.

Non interest income net of claims declined 8% to £2,404 million. Bancassurance sales grew 3% to £353 million annual premium equivalent in the year however the negative performance of debt and equity markets reduced investment income by £48 million. Excluding this, underlying non interest income declined 6% reflecting reduced demand for unsecured lending and lower sales of payment protection insurance.

Direct expenses increased 1% to £1,832 million. Direct staff costs reduced 1% reflecting increased efficiency. Other direct costs rose by 5% as a result of increased investment in selected business lines. During 2008 the division almost doubled the number of branches open on a Saturday and introduced 1,000 MoneySense advisers into branches to provide impartial advice to customers on managing their money.

Impairment losses increased 8% to £1,281 million, with an increase in small business delinquencies and personal impairments reflecting the changed economic environment, particularly in the second half. In the small business segment impairments increased to £158 million (2007: £80 million). In the personal segment the increase in impairments has been more modest, with mortgage impairment charges at £33 million (2007: £21 million) on a total book of £74.9 billion, while unsecured personal lending impairments remained level with 2007 at £1,091 million (2007: £1,084 million). Higher Loan-to-Value ratio mortgages have been restricted and affordability criteria tightened. The average LTV for new business was 67% (2007: 62%). Repossessions represented 0.06% of outstanding mortgage balances at 31 December 2008, compared with a Council of Mortgage Lenders' average at December 2008 of 0.21%.

Risk weighted assets totalled £63.8 billion at year end, a fall of 3% from 1 January 2008. The upward pressure from procyclicality, especially on the mortgage book, and book growth was offset by the disposal of TPF and improvements in Basel II methodologies.

Regional Markets

UK Retail & Commercial Banking  (continued)

UK Corporate & Commercial Banking		PRO FORMA
	2008	2007
	£m	£m

Net interest income	2,130	1,990

Net fees and commissions	450	425
Other non-interest income	581	592

Non-interest income	1,031	1,017

Total income	3,161	3,007

Direct expenses
- staff costs	486	431
- other	529	467

	1,015	898

Contribution before impairment losses	2,146	2,109
Impairment losses	671	180

Contribution	1,475	1,929
Allocation of manufacturing costs	359	336

Operating profit	1,116	1,593

Analysis of income by product:
Corporate and commercial lending	1,751	1,710
Asset finance	487	477
Invoice finance	78	91
Corporate deposits	424	344
Other	421	385

Total income	3,161	3,007

	£bn	£bn

Loans and advances to customers - gross	110.4	99.3
Customer deposits	64.3	66.2
Non-performing loans	3.0	1.2

	31 December	1 January
	2008	2008
	£bn	£bn

Risk-weighted assets	80.7	80.5

UK Corporate & Commercial Banking experienced a solid performance in the first half of 2008, with the second half of 2008 being impacted by the marked deterioration in economic conditions. Total income increased 5% to £3,161 million and contribution before impairments increased by 2%. Growth in impairments, especially in the second half of the year, resulted in a 30% fall in operating profit to £1,116 million.

Net interest income increased 7% to £2,130 million. Average loans and advances were 18% higher than 2007, reflecting the Group's continuing support for the UK economy. New business margins widened in the second half to reflect increasing risk premia, however, higher funding costs on the back book suppressed growth in net interest income.

Regional Markets

UK Retail & Commercial Banking  (continued)

UK Corporate & Commercial Banking

Average deposit balances increased 3%. The deposit market continues to see acute competition in a number of sectors affecting margins. Overall net interest margin decreased from 2.39% to 2.15% due to increased funding and liquidity costs and strong growth in relatively lower margin Corporate products.

Non interest income increased 1% to £1,031 million. 2007 benefited from the profit on disposal of the Securities Services Group business; adjusting for this underlying growth in non interest income was 6%. This strong performance reflects increased sales of interest rate and currency risk management products.

Direct expenses increased 13% to £1,015 million, reflecting a 26% rise in operating lease depreciation to £401 million, due to higher volumes as well as additional provisions of £54 million for lower residual values in the Lombard vehicle leasing business. Direct expenses, excluding operating lease depreciation, increased by 6% to £614 million with cost growth reflecting the recruitment of additional relationship managers in 2007.

Impairment losses totalled £671 million, a sharp increase from the historically low levels seen in 2007. 48% of the charge related to house builder and property development companies. Losses were concentrated in the smaller end of the corporate sector, although a number of specific exposures in the larger corporate sector have also impacted the charge. The commercial businesses charge was £368 million (2007: £100 million) and the corporate business charge was £303 million (2007: £80 million).

The performance of our commercial property book remains under close watch. Average LTVs in the UK portfolio is 68% and less than 5% of the portfolio has LTVs greater than 85%.

RWA growth has been constrained by improvements in Basel II methodologies and active risk management, which have offset growth in the underlying balance sheet and the impacts of procyclicality.

  Regional Markets

UK Retail & Commercial Banking  (continued)

UK Wealth		PRO FORMA
	2008	2007
	£m	£m

Net interest income	570	506

Net fees and commissions	250	254
Other non-interest income	39	27

Non-interest income	289	281

Total income	859	787

Direct expenses
- staff costs	234	222
- other	90	64

	324	286

Contribution before impairment losses	535	501
Impairment losses	12	4

Contribution	523	497
Allocation of manufacturing costs	120	112

Operating profit	403	385

Analysis of income:
Private Banking	726	657
Investments	133	130

Total income	859	787

	£bn	£bn

Loans and advances to customers - gross
- mortgages	5.2	4.2
- personal	3.7	3.0
- other	1.2	1.2
Customer deposits	25.9	27.1
AUMs - excluding deposits	16.8	18.8
Non-performing loans	0.1	-

	31 December	1 January
	2008	2008
	£bn	£bn

Risk-weighted assets	8.0	6.9

UK Wealth delivered robust growth, with total income increasing by 9% to £859 million and operating profit increasing by 5% to £403 million.

UK Wealth generates earnings from both private banking and investment services, and this has enabled the division to maintain strong organic growth, despite the deterioration in global market conditions. Coutts & Co. performed particularly well, with contribution up by 15%.

Regional Markets

UK Retail & Commercial Banking  (continued)

UK Wealth

Average loans and advances to customers rose by 17% and average customer deposits by 11%, underpinning a 13% rise in net interest income to £570 million.

Non interest income grew by 3% to £289 million as higher fee income was offset by lower investment income. Although average assets under management were 4% higher than in 2007, lower stock market levels in the latter part of the year reduced assets under management by 11% to £16.8 billion.

Direct expenses rose by 13% to £324 million partly due to increased headcount and higher deposit protection scheme contributions.

Impairments rose from £4 million in 2007 to £12 million and represented approximately 0.1% of the total UK lending book.

Regional Markets

US Retail & Commercial Banking

		PRO FORMA		PRO FORMA
	2008	2007	2008	2007
	£m	£m	$m	$m

Net interest income	2,106	1,935	3,902	3,872

Net fees and commissions	705	687	1,305	1,375
Other non-interest income	199	159	371	317

Non-interest income	904	846	1,676	1,692

Total income	3,010	2,781	5,578	5,564

Direct expenses
- staff costs	675	598	1,250	1,197
- other	411	364	762	728

	1,086	962	2,012	1,925

Contribution before impairment losses	1,924	1,819	3,566	3,639
Impairment losses - core	722	177	1,337	351
Impairment losses - SBO	319	163	592	329

Contribution	883	1,479	1,637	2,959
Allocation of manufacturing costs	359	336	665	672

Operating profit	524	1,143	972	2,287

Average exchange rate - US$/£	1.853	2.001

Analysis of contribution:
Retail	499	1,096	926	2,195
Commercial	384	383	711	764

	883	1,479	1,637	2,959

Analysis of income by product:
Personal lending	236	212	438	425
Credit and debit cards	261	224	484	447
Mortgages and home equity	468	434	868	869
Retail deposits	971	991	1,799	1,982
Investment products	61	49	113	98
Commercial lending	452	367	837	734
Commercial deposits	409	364	757	729
Other	152	140	282	280

Total income	3,010	2,781	5,578	5,564

	£bn	£bn	$bn	$bn

Total assets	103.9	79.6	151.8	159.2
Loans and advances to customers - gross
- mortgages	10.7	9.5	15.7	19.1
- home equity	23.8	17.9	34.8	35.9
- other consumer	14.6	10.8	21.3	21.6
- corporate and commercial	28.2	18.8	41.2	37.6
Customer deposits	64.6	52.8	94.3	105.8
Non-performing loans	0.8	0.3	1.1	0.6

Spot exchange rate - US$/£			1.460	2.004

Regional Markets

US Retail & Commercial Banking  (continued)

	31 December	1 January	31 December	1 January
	2008	2008	2008	2008
	£bn	£bn	$bn	$bn

Risk-weighted assets	78.0	53.8	113.9	107.9

US Retail & Commercial Banking held income steady in 2008 at $5,578 million, but experienced a sharp increase in impairment losses as economic conditions progressively worsened over the course of the year. As a result, operating profit declined to $972 million, down 57%. In sterling terms, total income increased by 8% to £3,010 million while operating profit declined by 54% to £524 million.

Total income of $5,578 million was essentially unchanged, with 11% growth in commercial banking to $1,231 million offsetting a 2% decline in retail banking income to $4,347 million. Both segments were affected by the deterioration in credit conditions, with retail contribution down 58% to $926 million and commercial contribution down 7% to $711 million.

Overall, net interest income grew modestly, offset by a small decline in non-interest income. Average loans and advances to retail customers decreased as a result of the slowing economy and tighter underwriting standards, but this decline was offset by continued strong growth in corporate and commercial lending. Core customer deposits declined by 5% and the division further reduced its reliance on brokered deposits by 80%, leading to an overall decline of 11% in total customer deposits. Net interest margin was held steady at 2.73%, reflecting widening asset margins and management of savings rates in a competitive deposit market.

Direct expenses increased by 5% to $2,012 million, reflecting increased costs from the expansion of the commercial banking relationship management teams, write-downs on mortgage servicing rights, and higher costs related to loan work-out and collection activity.

Credit conditions worsened significantly over the course of the year as the housing market continued to deteriorate and unemployment rose, exacerbating already challenging conditions. Impairment losses totalled $1,929 million, up 184% from 2007 reflecting the deterioration in economic conditions.

In the core US Retail & Commercial portfolio, 2008 impairment losses totalled $1,337 million, with a marked increase in the second half. Consumer non-performing loans represented 0.37% of core home equity balances and 1.20% of residential mortgage balances. While there has been a decline in some customers' credit scores in line with weakening economic conditions, refreshed weighted average FICO scores for consumer real estate-secured lending at 31 December 2008 was approximately 740 with a weighted average LTV of 63%. Stress has emerged in all consumer segments during the second half of the year, with increased delinquency in core home equity (up 10bps to 0.86%), and auto (up 94bps to 2.78%). US Retail & Commercial does not originate negative amortization mortgages or option adjustable rate mortgages. Closing provision balances for the core portfolio were $1,303 million compared with $777 million at the end of 2007.

Credit quality has continued to deteriorate sharply in the externally sourced home equity portfolio (the Serviced By Others (SBO) portfolio). This portfolio, now managed by a separate work-out group and in run-off, has been reduced by $1.5 billion over the last year to $7.1 billion at 31 December 2008. Non-performing SBO loans represent 2.66% of SBO balances. Impairment losses in relation to the SBO portfolio totalled $592 million for 2008, with $268 million incurred in the second half of 2008 compared with $324 million in the first half. Closing

SBO provision balances amounted to $474 million at 31 December 2008, up from $413 million at 30 June 2008, providing a coverage ratio of 2.5 times non-performing loans.

Regional Markets

US Retail & Commercial Banking  (continued)

The overall commercial loan portfolio has begun to show signs of stress, with a marked deterioration in the commercial real estate book. Impairments in the commercial and industrial portfolio, including lease financing, totalled $212 million, or 0.74% of balances. Total impairments within the commercial real estate portfolio were $177 million, or 1.63% of balances.

The US business has continued to evaluate opportunities to optimise capital allocation by exiting or reducing exposure to lower growth or sub-scale segments. In the fourth quarter, 18 rural branches in the Adirondacks region were sold to Community Bank System. An agreement has also been announced to sell the Indiana retail branch banking network, consisting of 65 branches, and the business banking and regional banking activities, to Old National Bank.

Strategic Review

Citizens has a high quality retail and commercial banking franchise in the north eastern US. New England and the Mid Atlantic are attractive banking markets, and Citizens is well positioned in them in terms of market share and key local market coverage. The business intends to invest in this core business through increased marketing activity and targeted technology investments, whilst reducing activity in its out-of-footprint national businesses in consumer and commercial finance. This strategy will allow Citizens to become fully funded from its own customer deposits over time, and will support a low risk profile.

Regional Markets

Europe & Middle East Retail & Commercial Banking

		PRO FORMA
	2008	2007
	£m	£m

Net interest income	1,152	1,066

Net fees and commissions	320	265
Other non-interest income	46	107

Non-interest income	366	372

Total income	1,518	1,438

Direct expenses
- staff costs	404	330
- other	159	173

	563	503

Contribution before impairment losses	955	935
Impairment losses	526	136

Contribution	429	799
Allocation of manufacturing costs	359	336

Operating profit	70	463

Analysis of contribution:
Ulster Bank	443	733
Other Europe and Middle East	44	41
Discontinued operations	(58)	25

	429	799

Analysis of income by business:
Ulster corporate	732	657
Ulster retail	436	418
Other	350	363

Total income	1,518	1,438

	£bn	£bn

Total assets	66.4	56.1
Loans and advances to customers - gross
- mortgages	24.6	18.3
- corporate	33.4	25.3
- other	3.7	4.2
Customer deposits	25.0	22.3
Non-performing loans	3.3	0.7

	31 December	1 January
	2008	2008
	£bn	£bn

Risk-weighted assets	30.9	30.3

  Regional Markets

Europe & Middle East Retail & Commercial Banking  (continued)

The significant deterioration in global and local market conditions has impacted the main Europe & Middle East markets, with operating profit  falling to £70 million, 85% lower than in 2007. The main driver of this reduction has been an increase of £390 million in impairments, albeit from a low base, reflecting deterioration in credit quality particularly in the property and construction sectors, as economic conditions have slowed.  Operating profit excluding impairment losses held steady at £596 million.

Total income was up £80 million, 6% to £1,518 million benefiting from movements in exchange rates. Adjusting for this, income declined by 5%. While average loans and deposits grew by 25% and 13% respectively net interest margin reduced by 21bps in the year to 2.02%, impacted primarily by higher funding costs and the effect of discontinued businesses. Direct expenses were up 12% to £563 million. At constant exchange rates direct expenses were flat reflecting the benefit of cost saving initiatives. Impairment losses rose to £526 million from £136 million reflecting the economic environment.

In sterling terms the results have been materially affected by the movement in the Euro exchange rate and references to percentage movement in the following analysis are in constant currency terms.

Ulster Bank operating profit fell 76% to £117 million. Total income decreased by 2% to £1,269 million; net interest income increased by 1%, with average loans and advances to customers up 12% in the year.  The benefit from the growth in lending, particularly in the first half of the year has been offset by increased funding costs associated with the wholesale funding market dislocation.  Other income was 12% lower than in 2007, reflecting a slowdown in particular in the bancassurance and wealth businesses.

Average mortgage balances in Ulster Bank were 11% higher than 2007.  New mortgage volumes in the second half of the year were significantly lower than in the first six months, although levels of redemptions have also fallen.

Average deposit balances in Ulster Bank were largely flat year-on-year reflecting the highly competitive market for resources in Ireland in 2008.  Deposit flows in Ulster Bank were strong in the latter part of the year and into the early months of 2009. During 2008, we opened 119,000 new current accounts driven by particularly successful current account switcher and student campaigns.

Direct expenses rose by 8% to £432 million, reflecting the full year impact of the now completed investment programme in Ulster Bank's footprint and operations. Cost growth in the second half of 2008 was significantly lower, reflecting disciplined management of the cost base.

Impairment losses in Ulster Bank rose to £394 million, reflecting the impact on credit quality of the slowdown in the Irish economy, with the final quarter showing notable decline in both activity and sentiment. This was reflected in a significantly increased flow of cases into the problem debt management process.

In January 2009, Ulster Bank announced its intention to adopt a single brand strategy under the Ulster Bank brand. This will see the merger of the operations of Ulster Bank and First Active in the Republic of Ireland ("RI") by the end of 2009. This action is being taken to strengthen the Ulster Bank Group franchise by positioning it to deal with the prevailing local and global market conditions. A number of cost management initiatives have also commenced across the business.

Ulster Bank has launched a series of initiatives to support its customers in this difficult economic period. We announced in February 2009 that we will be making significant funds available to the Northern Ireland ("NI") SME market. A similar announcement will be made in the coming weeks regarding the RI SME market. Ulster Bank has also indicated that it is adopting the RBS Group pledge regarding certainty of overdraft limits for this sector.

Regional Markets

Europe & Middle East Retail & Commercial Banking  (continued)

The Momentum and Secure Step mortgages have been launched in NI and RI respectively to support First Time Buyers and the Bank has confirmed its pledge of a six-month moratorium to mortgage customers facing potential repossession. In support of our retail customers across the island of Ireland, the Group's MoneySense programme is being rolled out, with trained advisers being introduced to all Ulster Bank branches.

Outside Ireland, Europe & Middle East Retail & Commercial Banking continued to trade satisfactorily, although our markets in the United Arab Emirates, Romania and Kazakhstan have also experienced a marked slowdown in the past year. In UAE, where we are a market leader in credit cards with over 430,000 cards in issue, credit card revenue increased 22% in the year.

The sale of the European Consumer Finance business to Santander was completed on 1st July 2008, while the Imagine business in Spain was sold to Bank of America in the second half of 2008. The former ABN retail business in Russia was also closed during the year.

Strategic Review

Ulster Bank, which remains a core part of the Group's global banking operations, has a strong franchise in both Northern Ireland, where it is the leading bank, and the Republic of Ireland where it is overall the third-positioned bank. It has the product and distribution capability to grow profitably and well in normal market conditions. However, the economic difficulties that the Irish markets currently face are expected to persist for some time. Ulster Bank has been pro-active in responding to these market conditions through a programme of initiatives. The business plans to manage its balance sheet over the medium term, with particular focus on reducing risk concentrations as market conditions allow, whilst increasing and diversifying its customer deposit base.

The E&ME Retail and Commercial franchises outside of Ireland lack scale and breadth. They would require a very significant investment of capital and management resource to be able to achieve levels of shareholder return equivalent to those possible from more established core franchises in the Group.  The Retail and Commercial businesses in E&ME outside of Ireland will be transferred to the non-core division. We have commenced a review to consider future options for these businesses, including options for sale.

  Regional Markets

Asia Retail & Commercial Banking

		PRO FORMA
	2008	2007
	£m	£m

Net interest income	379	294

Net fees and commissions	309	338
Other non-interest income	93	63

Non-interest income	402	401

Total income	781	695

Direct expenses
- staff costs	284	237
- other	199	135

	483	372

Contribution before impairment losses	298	323
Impairment losses	171	119

Contribution	127	204
Allocation of manufacturing costs	240	224

Operating loss	(113)	(20)

Analysis of income:
Private banking	301	254
Cards and consumer finance	232	193
Affluent banking (and general)	174	190
Business & commercial banking	74	58

	781	695

	£bn	£bn

Total assets	8.3	7.6
Loans and advances to customers - gross	5.8	4.5
AUMs - excluding deposits	21.2	19.9
Customer deposits	15.1	10.8
Non-performing loans	0.3	0.5

	31 December	1 January
	2008	2008
	£bn	£bn

Risk-weighted assets	6.4	4.9

Asia Retail & Commercial Banking increased income by 12% to £781 million, but the continued deterioration in market conditions during the second half of the year resulted in an operating loss of £113 million. Comparisons with the previous year are affected by the marked weakening of sterling over the course of the year.

Affluent banking income slowed markedly in the second half of 2008 due to reduced structured product and equity fund sales, as investors stayed out of volatile markets. Despite this, Royal Preferred Banking client numbers have increased by 13% and assets under management in the affluent segment have increased by 3%.

Regional Markets

Asia Retail & Commercial Banking  (continued)

Credit cards and consumer finance credit metrics have continually been reviewed over the period resulting in further tightening of consumer lending policies. This has led to lower levels of card and loan acquisition. There has also been a slowdown in the number of card transactions. Despite this, the cards and consumer finance business reported income growth of 20% with a corresponding increase in consumer net receivables.

Business banking has seen strong growth across most regions with revenue increasing by 28%, having performed particularly well in the Indian, Pakistani and Chinese markets.

RBS Coutts' offering of private banking and investment services continued to deliver good income growth of 19% and strong levels of client acquisition, up 5% in the year. Net interest income grew 56% on the back of strong banking volumes, though this was offset in part by weaker sales of equity-related investment products and lower assets under management. Despite adverse financial markets and significant levels of client deleveraging, assets under management in the international wealth business grew by 8%.

Total assets under management for the division at 31 December 2008 were 7% higher than a year earlier at £21.2 billion, while customer deposits were 40% higher at £15.1 billion, partly reflecting exchange rate movements.

Direct expenses rose by 30% to £483 million, reflecting higher collection costs and continued investment in the Group's infrastructure in the region, including the recruitment of additional experienced private bankers in RBS Coutts Asia.

Impairments increased by 44% to £171 million, reflecting an increase in provisioning levels across a number of consumer finance markets in the region.

Strategic Review

Asia Retail & Commercial Banking has operations in a number of countries across the region. However the franchise is thinly spread and in general has not yet achieved significant scale. The Retail and Commercial businesses in Asia will be transferred to the non-core division. We have commenced a review to consider future options for these businesses, including options for sale. RBS Coutts will remain a core business.

RBS Insurance

		PRO FORMA
	2008	2007
	£m	£m

Earned premiums	5,520	5,607
Reinsurers' share	(227)	(220)

Insurance premium income	5,293	5,387
Net fees and commissions	(401)	(465)
Other income	674	734

Total income	5,566	5,656

Direct expenses
- staff costs	309	297
- other	462	444

	771	741

Gross claims	3,857	4,091
Reinsurers' share	(124)	(81)

Net claims	3,733	4,010

Contribution before impairment losses	1,062	905
Impairment losses	42	-

Contribution	1,020	905
Allocation of manufacturing costs	240	224

Operating profit	780	681

Analysis of income by product:
Motor own-brands	1,954	1,974
Household and Life own-brands	811	728
Motor partnerships and broker	1,278	1,426
Household and Life, Partnerships and broker	604	641
Other (International, commercial and central)	919	887

Total income	5,566	5,656

In-force policies (thousands)
- Own-brand motor	6,964	6,713
- Own-brand non-motor (home, rescue, pet, HR24)	5,642	3,752
- Partnerships & broker (motor, home, rescue, SMEs, pet, HR24)	8,450	9,302

General insurance reserves - total (£m)	8,159	8,192

RBS Insurance made good progress in 2008, with operating profit rising by £99 million to a record £780 million, an increase of 15%. Excluding the net impact of the 2007 floods and prior year reserve releases, operating profit grew by 6%. Total income was £90 million lower at £5,566 million, reflecting a fall in insurance premium income following the continuation of the strategic decision to exit less profitable partnership contracts and the effect of financial market conditions on investment income.

RBS Insurance

Own-brand businesses increased income by 4% and contribution before impairments by 13%. In the UK motor market the Group increased premium rates to offset claims inflation and continued to target lower risk drivers, with price increases concentrated in higher risk categories in order to improve profitability. During 2008 selected brands were successfully deployed on a limited number of aggregator web sites. Our international businesses in Spain, Italy and Germany performed well, with income up 24% and contribution up 37%. Over the last year own-brand motor policy numbers have again begun to increase, and rose by 4% to 7.0 million.

In own-brand non-motor insurance we have continued to achieve good sales through the RBS Group, where home insurance policies in force have increased by 33%. In addition, Privilege and Churchill have grown home policies by 90% and 13% respectively compared with 2007, mainly due to an increase in online sales as a result of successful marketing campaigns. A new commercial insurance offering, Direct Line for Business, was launched, and has grown rapidly over the year with particularly strong performances in Residential Property and Tradesman policies. Overall own-brand non-motor policies in force have grown by 50% to 5.6 million, benefiting from the addition of rescue cover to RBS and NatWest current account package customers.

Results from partnerships and broker business confirmed the Group's strategy of refocusing on the more profitable opportunities in this segment, where we provide underwriting and processing services to third parties. The Group did not renew a number of rescue contracts and pulled back from some less profitable segments of the broker market. As a result partnership and broker in-force policies have fallen by 9% over the last year with a corresponding 9% reduction in income, yet contribution grew by 27%.

For RBS Insurance as a whole, insurance premium income, net of fees and commissions, was broadly maintained at £4,892 million, reflecting 7% growth in the Group's own brands offset by a 10% decline in the partnerships and broker segment. Other income declined by 8% to £674 million, reflecting the effect of depressed financial markets on investment income.

Direct expenses grew by 4% to £771 million, in part as a result of accelerated marketing development in own brands, including the launch of Direct Line for Business.

Net claims fell by 7% to £3,733 million, benefiting from ongoing claims containment and more benign weather conditions. Impairments of £42 million reflect impairments recognised in corporate bond and equities investment portfolios.

The UK combined operating ratio for 2008, including manufacturing costs, decreased to 93.8% from 98.0%.

Strategic Review

The Group has decided to retain RBS Insurance, reflecting the strength of its franchise as the leading UK personal lines insurer. It provides high quality earnings, which are differentiated from the Group's banking businesses, providing valuable diversity and strong returns. The business plans to pursue additional growth opportunities through building its position in the online insurance aggregator channel, through the bank channels and in the commercial market. The business retains competitive advantage through its market leading brands, low cost operating model and the benefits of scale on its claims costs.

Group Manufacturing

		PRO FORMA
	2008	2007
	£m	£m

Staff costs	1,197	1,221
Other costs	3,596	3,260

Total manufacturing costs	4,793	4,481
Allocated to divisions	(4,793)	(4,481)

	-	-

Analysis of manufacturing costs:
Technology Services and support functions	1,757	1,717
Group Property	1,690	1,485
Global Operations	1,346	1,279

Total manufacturing costs	4,793	4,481

Group Manufacturing costs have increased by 7% to £4,793 million in 2008. At constant exchange rates, costs rose by 2%.

Increasing business volumes have been absorbed through improvements in productivity. Group Manufacturing has maintained high levels of customer satisfaction while continuing to invest in the further development of the business. Staff costs reduced by 2% (7% reduction at constant exchange rates) primarily reflecting improvements in productivity.

Technology Services and support functions costs increased by 2% (reduced by 3% at constant exchange rates) with increases in business demand balanced by savings delivered across the business.

Group Property costs rose by 14% (8% at constant exchange rates), reflecting further development of the Group's Corporate Banking branch network as well as investment in Manufacturing infrastructure.

Global Operations costs increased by 5% (2% at constant exchange rates). Further improvements in productivity enabled us to continue to absorb increases in volumes and global inflationary pressure. Ongoing investment in process re-engineering across our operational centres under the 'Work-Out' banner continues to deliver efficiency gains.

Central items

		PRO FORMA
	2008	2007
	£m	£m

Funding costs	1,331	1,203
Departmental costs	665	620
Other corporate costs	(4)	(271)

	1,992	1,552
Allocation of manufacturing costs	241	225

Total central items*	2,233	1,777

*excluding one-off items (see Note 2 on page 53)

Central costs increased by 26% to £2,233 million.

Funding costs rose by £128 million, 11% to £1,331 million primarily due to higher cost of funds including those relating to the Bank of England Special Liquidity Scheme. The Group seeks to hedge its interest rate risk economically, and it is not always possible to achieve hedge accounting in accordance with IFRS. The movements in interest rates, currencies and inflation indices, particularly in the latter part of 2008, resulted in volatility for accounting purposes, leading to a charge of £204 million compared with a credit of £102 million in 2007. These costs were largely offset by increased dividends from Bank of China and benefits from the additional capital raised during the year.

Departmental costs rose by 7% to £665 million, reflecting an increase in central function headcount as well as higher Basel II costs and audit fees.

Other corporate items amounted to a net credit of £4 million, compared with a net credit of £271 million in 2007. The reduction reflects the Financial Services Compensation Scheme levy of £150 million and gains realised in 2007.

Credit market exposures

The write-downs before tax included in the Group's results for the year ended 31 December 2008 are as follows.

	2008			2007
	Net exposure (1)	Write-downs before tax	Average price	Net exposure (1)	Average price
	£m	£m	%	£m	%
Asset-backed CDOs
High grade	1,231	1,836	29	2,581	84
Mezzanine	144	1,140	6	1,253	70
	1,375	2,976		3,834	79

Exposures to financial guarantors
Monoline exposures	4,804	3,557	n/a	2,547	n/a

US residential mortgages (2)
Sub-prime (2)	-	353	n/a	1,292	72
Alt-A	-	1,071	n/a	2,233	83
Other non-agency	-	43	n/a	794	94
	-	1,467		4,319	81

US commercial mortgages (2)	437	95	87	1,809	97

Leveraged finance (3)
Held-for-trading	103	1,088	64%	11,992	96%
Loans and receivables	5,920	-	n/a	2,514	n/a
		1,088		14,506

CLOs	520	240	81	1,386	93

		9,423

CDS hedging		(1,642)

Total net of CDS hedging		7,781

Notes:

(1) Net of hedges and write-downs.

(2) Held-for-trading portfolios only; includes investment grade, non-investment grade and residuals.

(3) Includes commitments to lend.

Refer to Appendix 2 for further analysis and discussion.

Average balance sheet - pro forma

	2008			2007
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	47,383	2,250	4.75	49,384	2,389	4.84
Loans and advances to customers	596,066	35,085	5.89	511,573	32,426	6.34
Debt securities	93,723	4,607	4.92	50,427	2,819	5.59

Interest-earning assets - banking business	737,172	41,942	5.69	611,384	37,634	6.16

Trading business	425,454			449,140
Non-interest-earning assets	661,549			372,688

Total assets	1,824,175			1,433,212

Liabilities
Deposits by banks	155,922	6,369	4.08	149,579	6,705	4.48
Customer accounts	386,334	13,119	3.40	364,747	15,358	4.21
Debt securities in issue	217,306	9,351	4.30	134,183	7,130	5.31
Subordinated liabilities	34,867	1,782	5.11	26,639	1,466	5.50
Internal funding of trading business	(103,754)	(4,174)	4.02	(116,870)	(5,269)	4.51

Interest-bearing liabilities - banking business	690,675	26,447	3.83	558,278	25,390	4.55

Trading business	466,610			463,230
Non-interest-bearing liabilities
- demand deposits	34,021			32,469
- other liabilities	574,325			334,841
Shareholders' equity	58,544			44,394

Total liabilities and shareholders' equity	1,824,175			1,433,212

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)

Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance assets and liabilities, in view of their distinct nature. As a result, interest income has been adjusted by £84 million (2007 - £85 million).

(3)

Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet shown above, interest includes interest income and interest expense related to these instruments of £332 million (2007 - £313 million) and £860 million (2007 - £536 million) respectively and the average balances have been adjusted accordingly.

(4)	The 2007 data have been restated to reflect the finalisation of the purchase accounting adjustments in respect of ABN AMRO and the netting of certain derivative contracts.

Average balance sheet - pro forma  (continued)

	2008	2007
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	5.69	6.16
Cost of interest-bearing liabilities of banking business	(3.83)	(4.55)

Interest spread of banking business	1.86	1.61
Benefit from interest-free funds	0.24	0.39

Net interest margin of banking business	2.10	2.00

	2008	2007
Average interest rates	%	%

The Group's base rate	4.67	5.51

London inter-bank three month offered rates:
- Sterling	5.51	6.00
- Eurodollar	2.92	5.29
- Euro	4.63	4.28

	2008	2007
Net interest margin by division	%	%

Global Banking & Markets	1.19	0.75
Global Transaction Services	7.01	7.94
UK Retail & Commercial Banking	3.21	3.39
- UK Retail Banking	3.85	3.92
- UK Corporate & Commercial Banking	2.15	2.39
- UK Wealth	6.17	6.39
US Retail & Commercial Banking	2.73	2.74
Europe & Middle East Retail & Commercial Banking	2.02	2.23
Asia Retail & Commercial Banking	6.14	5.57

   Condensed consolidated balance sheet

at 31 December 2008 - pro forma

	2008	2007
	£m	£m
Assets
Cash and balances at central banks	11,830	14,240
Net loans and advances to banks	70,637	36,556
Reverse repurchase agreements	58,771	174,444
Loans and advances to banks	129,408	211,000
Net loans and advances to customers	691,876	558,075
Reverse repurchase agreements and stock borrowing	39,289	142,116
Loans and advances to customers	731,165	700,191
Debt securities	253,098	240,801
Equity shares	22,094	46,704
Settlement balances	17,812	16,533
Derivatives	991,493	275,146
Intangible assets	16,386	27,610
Property, plant and equipment	17,169	16,913
Deferred taxation	5,409	1,680
Prepayments, accrued income and other assets	20,715	16,631
Assets of disposal groups	67	395

	2,216,646	1,567,844
Consortium share of shared assets	2,047	27,222

Total assets	2,218,693	1,595,066

Liabilities
Deposits by banks	178,268	141,637
Repurchase agreements and stock lending	83,666	161,862
Deposits by banks	261,934	303,499
Net customer accounts	460,318	437,060
Repurchase agreements and stock lending	58,143	120,062
Customer accounts	518,461	557,122
Debt securities in issue	269,188	220,577
Settlement balances and short positions	54,264	89,829
Derivatives	969,396	270,814
Accruals, deferred income and other liabilities	23,453	27,873
Retirement benefit liabilities	1,547	265
Deferred taxation	2,930	3,728
Insurance liabilities	7,480	7,650
Subordinated liabilities	43,678	28,052
Liabilities of disposal groups	-	6

	2,152,331	1,509,415
Consortium share of shared assets	2,047	27,222

Total liabilities	2,154,378	1,536,637

Equity:
Minority interests	5,436	5,391
Owners' equity*	58,879	53,038

Total equity	64,315	58,429

Total liabilities and equity	2,218,693	1,595,066

* Owners' equity attributable to:
Ordinary shareholders	45,525	44,684
Other equity owners	13,354	8,354

	58,879	53,038

Overview of condensed consolidated balance sheet - pro forma

Total assets of £2,218.7 billion at 31 December 2008 were up £623.6 billion, 39%, compared with 31 December 2007.  At constant exchange rates the increase was £313 billion or 16%

Loans and advances to banks decreased by £81.6 billion, 39%, to £129.4 billion. Reverse repurchase agreements and stock borrowing ("reverse repos") were down by £115.7 billion, 66% to £58.8 billion. Excluding reverse repos, bank placings increased by £34.1 billion, 93%, to £70.6 billion.

Loans and advances to customers were up £31.0 billion, 4%, at £731.2 billion.  Within this, reverse repos decreased by 72%, £102.8 billion to £39.3 billion. Excluding reverse repos, lending rose by £133.8 billion, 24% to £691.9 billion reflecting both organic growth of £44.8 billion, 7% and the effect of exchange rate movements of £89.0 billion following the weakening of sterling during the second half of 2008.

Debt securities increased by £12.3 billion, 5%, to £253.1 billion and equity shares decreased by £24.6 billion, 53%, to £22.1 billion principally due to changes in Global Banking & Markets.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest and exchange rates, together with an 7% growth in trading volumes on a constant currency basis.

Intangible assets declined by £11.2 billion, 41% to £16.4 billion, reflecting an impairment of £16.9 billion partially offset by exchange rate movements  of £5.7 billion and goodwill of £0.2 billion arising on the Sempra joint venture.

Deferred tax assets increased £3.7 billion, to £5.4 billion principally due to carried forward trading losses.

Prepayments, accrued income and other assets were up £4.1 billion, 25% to £20.7 billion.

Deposits by banks declined by £41.6 billion, 14% to £261.9 billion. This reflected decreased repurchase agreements and stock lending ("repos"), down £78.2 billion, 48% to £83.7 billion partly offset by increased inter-bank deposits, up £36.6 billion, 26% to £178.3 billion.

Customer accounts were down £38.7 billion, 7% to £518.5 billion. Within this, repos decreased £61.9 billion, 52% to £58.1 billion. Excluding repos, deposits rose by £23.3 billion, 5%, to £460.3 billion.

Settlement balances and short positions were down £35.6 billion, 40%, to £54.3 billion reflecting reduced customer activity.

Accruals, deferred income and other liabilities decreased £4.4 billion, 16%, to £23.5 billion.

Retirement benefit liabilities increased £1.3 billion to £1.5 billion due to reduced asset values only partly offset by the effect of increased discount rates.

Deferred taxation liabilities decreased by £0.8 billion, 21% to £2.9 billion due in part to the sale of Angel Trains.

Subordinated liabilities were up £15.6 billion, 56% to £43.7 billion reflecting the issue of £2.0 billion dated loan capital, the allocation of £6.5 billion ABN AMRO subordinated liabilities from consortium shared assets, and the effect of exchange rate and other adjustments, £8.1 billion, partially offset by the redemption of £1.0 billion of dated loan capital.

Overview of condensed consolidated balance sheet - pro forma  (continued)

Equity minority interests increased by 1% to £5.4 billion. Attributable profits of £0.4 billion, £0.8 billion equity raised as part of the Sempra joint venture and other equity raised, £0.3 billion, and the effect of exchange rate movements of £1.2 billion were partially offset by equity withdrawals of £0.9 billion, reductions in the market value of available-for-sale securities of £1.3 billion in respect of the investment in Bank of China attributable to minority shareholders, and dividends paid of £0.3 billion.

Owners' equity increased by £5.8 billion, 11% to £58.9 billion.  Net proceeds of £12.0 billion from the rights issue, and net proceeds of £19.7 billion from the placing and open offer, together with exchange rate movements of £6.8 billion were partially offset by the attributable loss for the period of £23.5 billion, a £4.6 billion decrease in available-for-sale reserves, net of tax, reflecting £1.0 billion in the Group's share in the investment in Bank of China and £3.6 billion in other securities, the majority of which related to Global Banking & Markets, actuarial losses net of tax of £1.3 billion, the payment of the 2007 final ordinary dividend of £2.3 billion and other dividends of £0.6 billion, and a reduction in the cash flow hedging reserve of £0.3 billion.

Notes to pro forma results

1.	Basis of preparation

The pro forma financial information shows the underlying performance of the Group including the results of the ABN AMRO businesses to be retained by the Group. This information is being provided to give a better understanding of what the results of the operations might have looked like had the acquisition of ABN AMRO as well as the transfers of businesses to the other Consortium Members occurred on 1 January 2007.

Group operating profit on a pro forma basis:

Excludes

•      ABN AMRO pre acquisition credit market write-downs and the impact of the LaSalle sale;

•      RBS share of ABN AMRO's shared assets;

•      amortisation of purchase accounting adjustments in 2007

•      amortisation of  purchased intangible assets

•      write-down of goodwill and other intangible assets

•      integration costs; and

Includes

•      the cost of funding the ABN AMRO acquisition within Central items. Whilst part of the acquisition consideration was funded by the issue of preference shares, the pro forma results for 2007 assume that the cash element of the consideration was debt funded. The results for 2008 reflect the actual amounts of interest and dividends on preference shares.

In the presentation of the pro forma income statement credit market write-downs, goodwill payments in respect of current account administration fees and the gains on sale of Southern Water in 2007 and certain other assets have been shown in aggregate in income and expenses as appropriate.

2.	Credit market write-downs and one-off items
		2008	2007
		£m	£m
	Global Banking & Markets:
	Credit market write-downs	(7,315)	(2,387)
	Reclassified asset impairments	(466)	-
	Gain on sale of Southern Water	-	712
	Fair value of own debt	357	237
	Centre:
	Fair value of own debt	875	152
	Gain on sale of investment in Tesco Personal Finance	442	-
	Gains on property sales and leasebacks	-	302
	Goodwill payments in respect of current account administration fees	-	(119)
	Other one-off items	-	77

		(6,107)	(1,026)

	Income	(5,641)	(1,268)
	Costs	-	242
	Impairment	(466)	-

		(6,107)	(1,026)

Notes to pro forma results  (continued)

3.	Reclassification of financial instruments

Following the amendments to IAS 39 'Financial Instruments: Recognition and Measurement' in October 2008, t he Group has reclassified out of the held-for-trading category certain loans and debt securities, for which no active market existed in 2008, and which the Group intends to hold for the foreseeable future. As a result of the reclassification, income for the second half of 2008 was £5.8 billion higher than would have been the case had the reclassification not taken place; this was offset by impairment losses of £466 million on debt securities reclassified as available-for-sale. In addition, £2.1 billion was charged to available-for-sale reserve reflecting a reduction in the fair value of these securities.

 Further details including the balance sheet values are shown in Appendix 2.

4.	Write-down of goodwill and other intangible assets

		2008
		£m
	Impairment of goodwill arising on the acquisition of:
	ABN AMRO	7,678
	Citizens/Charter One	4,382
	NatWest	2,742
	First Active	588
	Other	132

		15,522
	Other intangible assets	1,389

		16,911

5.	Loan impairment provisions

O perating loss is stated after charging loan impairment losses of £6,478 million (2007 - £2,082 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2008 from £4,956 million to £9,451 million, and the movements thereon were:

		2008	2007
		£m	£m

	At 1 January	4,956	4,501
	Currency translation and other adjustments	1,023	56
	Acquisitions	-	129
	Disposals	(178)	-
	Amounts written-off	(2,897)	(1,914)
	Recoveries of amounts previously written-off	261	275
	Charge to the income statement	6,478	2,082
	Unwind of discount	(192)	(173)
			_______
		9,451	4,956

	Provisions at 31 December 2008 include £127 million (2007 - £3 million) in respect of loans and advances to banks.

Notes to pro forma results (continued)

6.	Analysis of contingent liabilities and commitments
		2008	2007
		£m	£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	45,931	40,712
	Other contingent liabilities	21,765	14,655

		67,696	55,367

	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	349,417	321,093
	Other commitments	6,876	2,639

		356,293	323,732

	Total contingent liabilities and commitments	423,989	379,099

	Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions .

7.	Taxation

The credit for taxation represents 15.7% (2007 - 19.1% charge) of (loss)/profit before tax. It differs from the tax charge computed by applying the standard UK corporation tax rate of 28.5% as follows:

		2008	2007
		£m	£m

	(Loss)/profit before tax	(8,127)	8,962

	Expected tax (credit)/charge at 28.5% (2007 - 30%)	(2,316)	2,689
	Non-deductible goodwill impairment	-	12
	Unrecognised timing differences	274	29
	Other non-deductible items	323	222
	Non-taxable items	(491)	(595)
	Foreign profits taxed at other rates	271	(99)
	Reduction in deferred tax liability following change in the rate of UK Corporation Tax	-	(189)
	Losses in year not recognised	942	2
	Other	69	5
	Adjustments in respect of prior periods	(352)	(367)

	Actual tax (credit)/charge	(1,280)	1,709

Notes to pro forma results (continued)

8.	Earnings per share

Earnings per share have been calculated assuming that the 6.1 billion ordinary shares issued following the rights issue of 11 new ordinary shares for every 18 held were issued on 1 January 2007. Earnings for 2007 have not been adjusted to reflect any income from the net proceeds of the rights issue of £12 billion received in June 2008 or from the placing and open offer of £15 billion in December 2008; earnings for 2008 include income earned from the date of receipt of the proceeds.

		2008	2007
		£m	£m
Earnings
	(Loss)/profit attributable to ordinary shareholders	(24,051)	6,823

Weighted average number of ordinary shares (millions)
	In issue during the period	39,436	16,703

	Basic (loss)/earnings per share	(61.0p)	40.8p
	Credit market write-downs and one-off items	10.8p	2.4p
	Intangibles amortisation	0.9p	0.6p
	Write-down of goodwill and other intangible assets	41.1p	-
	Restructuring costs	0.6p	-
	Integration costs	1.9p	0.5p
	Share of shared assets	0.5p	0.2p
_______
	Adjusted (loss)/earnings per share	(5.2p)	44.5p

Analysis of income, expenses and impairment losses - pro forma

	2008	2007
	£m	£m

Fees and commissions receivable	8,839	9,171
Fees and commissions payable
- banking	(1,990)	(1,681)
- insurance related	(401)	(466)

Net fees and commissions	6,448	7,024

Foreign exchange	1,940	1,389
Interest rate	1,266	2,230
Credit	(5,121)	295
Other	268	894

Income from trading activities	(1,647)	4,808

Operating lease and other rental income	1,469	1,671
Changes in the fair value of securities and other financial assets and liabilities	(1,321)	30
Changes in the fair value of investment properties	(86)	288
Profit on sale of securities	113	502
Profit on sale of property, plant and equipment	177	439
Profit on sale of subsidiaries and associates	501	67
Life company (losses)/profits	(52)	187
Dividend income	274	127
Share of profits less losses of associated entities	10	66
Other income	(659)	(9)

Other operating income	426	3,368

Non-interest income (excluding insurance premiums)	5,227	15,200

Insurance net premium income	5,709	5,982

Total non-interest income	10,936	21,182

Staff costs
- wages, salaries and other staff costs	6,711	8,139
- social security costs	526	532
- pension costs	489	674
Premises and equipment	2,084	1,809
Other	4,315	3,767

Administrative expenses	14,125	14,921
Depreciation and amortisation	1,791	1,697

Operating expenses	15,916	16,618

General insurance	3,733	4,010
Bancassurance	184	518

Insurance net claims	3,917	4,528

Loan impairment losses	6,478	2,082
Impairment of available-for-sale securities	484	22

Impairment losses	6,962	2,104

Note: the data above exclude credit market write-downs and one-off items, amortisation of purchased intangibles, write-down of goodwill and other intangible assets, integration costs, restructuring costs and share of Consortium shared assets.

Asset quality - pro forma

Analysis of loans and advances to customers - pro forma
The following table analyses loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.
	2008	2007
	£m	£m
UK Domestic
Central and local government	3,091	3,135
Finance	28,013	15,056
Individuals - home	80,967	73,834
Individuals - other	26,979	28,123
Other commercial and industrial comprising:
- Manufacturing	15,067	13,452
- Construction	10,171	10,202
- Service industries and business activities	58,552	53,965
- Agriculture, forestry and fishing	2,972	2,473
- Property	52,087	50,051
Finance leases and instalment credit	17,363	15,632
Interest accruals	1,687	1,634

	296,949	267,557

UK International
Central and local government	3,015	1,593
Finance	35,009	21,200
Individuals - other	490	561
Other commercial and industrial comprising:
- Manufacturing	10,932	7,631
- Construction	3,255	2,161
- Service industries and business activities	29,782	20,434
- Agriculture, forestry and fishing	146	97
- Property	21,923	13,664
Interest accruals	37	79

	104,589	67,420

Overseas
Europe
Central and local government	1,830	1,560
Finance	9,631	16,385
Individuals - home	23,394	16,435
Individuals - other	4,641	6,522
Other commercial and industrial comprising:
- Manufacturing	25,842	11,522
- Construction	5,183	3,864
- Service industries and business activities	40,444	30,431
- Agriculture, forestry and fishing	1,327	1,843
- Property	19,769	13,281
Finance leases and instalment credit	1,815	1,620
Interest accruals	798	267

	134,674	103,730

Asset Quality - pro forma  (continued)

	2008	2007
	£m	£m
US
Central and local government	482	386
Finance	16,088	14,534
Individuals - home	34,235	27,882
Individuals - other	14,368	10,879
Other commercial and industrial comprising:
- Manufacturing	13,127	7,311
- Construction	885	793
- Service industries and business activities	27,913	16,460
- Agriculture, forestry and fishing	30	20
- Property	6,579	6,456
Finance leases and instalment credit	3,066	2,228
Interest accruals	471	409

	117,244	87,358

Rest of World
Central and local government	7,079	2,270
Finance	11,722	12,431
Individuals - home	795	1,073
Individuals - other	4,592	3,326
Other commercial and industrial comprising:
- Manufacturing	6,196	5,057
- Construction	756	716
- Service industries and business activities	13,152	9,237
- Agriculture, forestry and fishing	153	308
- Property	2,918	2,455
Finance leases and instalment credit	111	18
Interest accruals	270	72

	47,744	36,963

Loans and advances to customers - gross	701,200	563,028
Loan impairment provisions	(9,324)	(4,953)

Total loans and advances to customers	691,876	558,075

Asset Quality - pro forma  (continued)

Risk elements in lending - pro forma

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission ('SEC') in the US. The following table shows the estimated amount of loans which would be reported using the SEC's classifications. The figures are stated before deducting the value of security held or related provisions.

	2008	2007
	£m	£m
Loans accounted for on a non-accrual basis (2):
- Domestic	8,579	5,599
- Foreign	8,503	2,350

	17,082	7,949

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
- Domestic	1,201	217
- Foreign	508	85

	1,709	302

Total risk elements in lending	18,791	8,251

Potential problem loans (4):
- Domestic	218	63
- Foreign	8	68

	226	131

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	50%	59%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	2.66%	1.46%

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos	2.69%	1.49%

Notes:

(1)

For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)

Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

Regulatory ratios - proportional consolidated basis

		As published
	Basel II	Basel II	Basel I
	31 December 2008	1 January 2008	31 December 2007
	£m	£m	£m
Capital base
Core Tier 1 capital: ordinary shareholders' funds and minority interests less intangibles	35,473	19,596	19,596
Preference shares and tax deductible securities	23,091	14,704	14,704
Deductions from Tier 1 capital net of tax credit on expected losses	(1,440)	(1,187)	n/a

Tier 1 capital	57,124	33,113	34,300
Tier 2 capital	28,967	24,594	29,250
Tier 3 capital	260	200	200

	86,351	57,907	63,750
Less: Supervisory deductions	(4,155)	(5,078)	(8,202)

Total regulatory capital	82,196	52,829	55,548

Risk-weighted assets
Credit risk	433,400	394,700
Counterparty risk	61,100	37,500
Market risk	46,500	17,900
Operational risk	36,800	36,000

	577,800	486,100

Banking book			445,800
Trading book			44,200

			490,000

Risk asset ratio
Core Tier 1	6.1%	4.0%	4.0%
Tier 1	9.9%	6.8%	7.0%
Total	14.2%	10.9%	11.3%

On 19 January 2009 the Group announced a capital restructuring. HM Treasury will fully underwrite an open offer to raise £5 billion through an issue of new ordinary shares, the proceeds from which will be used to redeem the £5 billion preference shares it holds. Had the capital restructuring taken place on 31 December 2008 the Core Tier 1 ratio would have been 7.0%; the Tier 1 ratio would be unchanged.

In computing its capital ratios, the Group reduces Tier 1 capital by the amount of the regulatory deductions net of tax credit on the excess of expected losses over provisions. If this deduction is taken from Core Tier 1 capital instead, the Core Tier 1 ratio would be 25 basis points lower. The Tier 1 capital ratio would be unchanged.

Regulatory ratios - proportional consolidated basis  (continued)

		As published
	Basel II	Basel II	Basel I
	31 December 2008	1 January 2008	31 December 2007
	£m	£m	£m
Composition of regulatory capital
Tier 1
Ordinary shareholders' equity	45,525	44,684	44,684
Minority interests	5,436	5,391	5,391
Adjustments for:
Goodwill and other intangible assets	(16,386)	(26,811)	(26,811)
Unrealised losses on available-for-sale debt securities	3,687	630	630
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(984)	(3,321)	(3,321)
Reallocation of preference shares and innovative securities	(1,813)	(1,813)	(1,813)
Other regulatory adjustments	8	836	836

Core Tier 1 capital	35,473	19,596	19,596

Preference shares	16,655	9,559	9,559
Innovative Tier 1 securities	6,436	5,145	5,145
Tax on the excess of expected losses over provisions	615	1,173	n/a
Less deductions from Tier 1 capital	(2,055)	(2,360)	n/a

Total Tier 1 capital	57,124	33,113	34,300

Tier 2
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	984	3,321	3,321
Collective impairment allowances	666	286	2,582
Perpetual subordinated debt	9,079	9,328	9,328
Term subordinated debt	20,282	13,910	13,910
Minority and other interests in Tier 2 capital	11	109	109
Less deductions from Tier 2 capital	(2,055)	(2,360)	n/a

Total Tier 2 capital	28,967	24,594	29,250

Tier 3	260	200	200

Supervisory deductions
Unconsolidated investments	4,044	4,248	4,297
Other deductions	111	830	3,905

Total deductions other than from Tier 1 capital	4,155	5,078	8,202

Total regulatory capital	82,196	52,829	55,548

Derivatives - pro forma

	Assets	Liabilities
As at 31 December 2008	£m	£m

Exchange rate contracts
Spot, forwards and futures	82,963	83,433
Currency swaps	53,231	54,413
Options purchased	36,688	-
Options written	-	34,946

Interest rate contracts
Interest rate swaps	547,564	530,830
Options purchased	99,176	-
Options written	-	102,210
Futures and forwards	7,600	6,620

Credit derivatives	142,367	132,734

Equity and commodity contracts	21,904	24,210

	991,493	969,396

Certain derivative asset and derivative liability balances with the London Clearing House, which meet the offset criteria in IAS 32 'Financial Instruments: Presentation', are now shown net.  Amounts for 2007 have been restated reducing derivative assets and derivative liabilities by £60,008 million.

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group's balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off. They are however effective in reducing the Group's credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. The extent of netting under such agreements amounted to £834 billion at 31 December 2008. Furthermore, the Group holds substantial collateral against this net derivative asset exposure.

Market risk - pro forma

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework. This expresses limits based on, but not limited to: value-at-risk (VaR); stress testing and scenario analysis; and position and sensitivity analyses. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. The table below sets out the VaR, at a 95% confidence level and a one-day time horizon, for the Group's trading and treasury portfolios. The VaR for the Group's trading portfolios includes idiosyncratic risk and is segregated by type of market risk exposure.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR

Interest rate	20.7	26.3	36.5	12.1
Credit spread	37.2	40.4	51.2	26.0
Currency	4.5	8.7	10.5	1.2
Equity	12.3	9.4	19.9	6.0
Commodity	6.7	6.3	18.2	-
Diversification effects		(43.3)

2008	44.6	47.8	60.9	29.9

2007	21.6*	45.7	50.1*	13.2*

Treasury VaR

2008	8.3	52.0	52.0	4.8

2007	3.7*	5.5	6.4*	1.3*

* ABN AMRO positions prior to its acquisition by the Group are not included.

The Group's VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•

Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure, such as the calculation of VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of the VaR.

The Group's treasury activities include its money market business and the management of internal funds flow within the Group's businesses.

Statutory results

The condensed consolidated income statement, condensed consolidated balance sheet, condensed consolidated statement of recognised income and expense, condensed consolidated cash flow statement and related notes  presented on pages 66 to 84 inclusive are on a statutory basis and include the results of ABN AMRO. The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

  Condensed consolidated income statement

for the year ended 31 December 2008

In the income statement below, credit market write-downs and one-off items, amortisation of purchased intangible assets and integration costs are included in non-interest income and operating expenses, as appropriate.

	2008	2007
	£m	£m

Interest receivable	49,522	32,252
Interest payable	30,847	20,183

Net interest income	18,675	12,069

Fees and commissions receivable	9,831	8,278
Fees and commissions payable	(2,386)	(2,193)
(Loss)/income from trading activities	(8,477)	1,292
Other operating income (excluding insurance premium income)	1,899	4,833
Net insurance premium income	6,326	6,087

Non-interest income	7,193	18,297

Total income	25,868	30,366

Staff costs	10,241	7,338
Premises and equipment	2,593	1,703
Other administrative expenses	5,464	2,969
Depreciation and amortisation	3,154	1,932
Write-down of goodwill and other intangible assets	32,581	-

Operating expenses*	54,033	13,942

(Loss)/profit before other operating charges and impairment	(28,165)	16,424
Net insurance claims	4,430	4,624
Impairment	8,072	1,968

Operating (loss)/profit before tax	(40,667)	9,832
Tax (credit)/charge	(2,323)	2,044

(Loss)/profit from continuing operations	(38,344)	7,788
Profit/(loss) from discontinued operations, net of tax	3,971	(76)

(Loss)/profit for the period	(34,373)	7,712
Minority interests	(10,832)	163
Other owners' dividends	596	246

(Loss)/profit attributable to ordinary shareholders	(24,137)	7,303

Basic earnings per ordinary share (Note 6)	(145.7p)	64.0p

Diluted earnings per ordinary share (Note 6)	(145.7p)	63.4p

*Operating expenses include:	£m	£m
Integration and restructuring costs:
- Administrative expenses	1,321	48
- Depreciation and amortisation	36	60

	1,357	108
Amortisation of purchased intangible assets	443	262

	1,800	370

Financial review

Loss

Loss before tax was £40,667 million compared with a profit of £9,832 million in 2007. The results have been adversely affected by credit market write-downs of £7,781 million and write-down of goodwill and other intangible assets of £32,581 million.

Total income

Total income was down 15% to £25,868 million, principally due to the credit market write-downs.

Net interest income increased to £18,675 million and represents 72% of total income (2007 - 40%).

Non-interest income  decreased to £7,193 million principally due to the credit market write-downs of £7,781 million offset by a movement in the fair value of own debt of £1,232 million, and represents 28% of total income (2007 - 60%).

Operating expenses

Operating expenses rose to £54,033 million. Integration and restructuring costs were £1,357 million compared with £108 million in 2007.  Write-down of goodwill and other intangible assets  was £32,581 million.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, decreased by 4% to £4,430 million.

Impairment losses

Impairment losses were £8,072 million, compared with £1,968 million in 2007.

Risk elements in lending and potential problem loans represented 2.52% of gross loans and advances to customers excluding reverse repos at 31 December 2008 (2007 - 1.64%).

Provision coverage of risk elements in lending and potential problem loans was 51% (2007 - 57%).

Taxation

The effective tax rate for 2008 was 5.7% compared with 20.8% in 2007.

Earnings

Basic earnings per ordinary share decreased from 64.0p to a loss of 145.7p

Capital
Capital ratios at 31 December 2008 were 6.8% (Core Tier 1), 10.0% (Tier 1) and 14.1% (Total).

Rights issue

In June 2008, the company completed the £12 billion rights issue announced in April 2008. As a result, on 9 June 2008, the company issued 6.1 billion new ordinary shares of 25p each.

Capitalisation issue

As announced in April 2008, the company issued new ordinary shares of 25p each in the company instead of paying an interim dividend in cash.

Placing and open offer

In December 2008, the company completed the placing and open offer announced in October 2008. As a result, the company issued 22.9 billion new ordinary shares of 25p each, the net proceeds being £14.7 billion.

   Condensed consolidated balance sheet

at 31 December 2008

	2008	2007
	£m	£m
Assets
Cash and balances at central banks	12,400	17,866
Net loans and advances to banks	79,426	43,519
Reverse repurchase agreements	58,771	175,941
Loans and advances to banks	138,197	219,460
Net loans and advances to customers	835,409	686,181
Reverse repurchase agreements and stock borrowing	39,313	142,357
Loans and advances to customers	874,722	828,538
Debt securities	267,549	294,656
Equity shares	26,330	53,026
Settlement balances	17,832	16,589
Derivatives	992,559	277,402
Intangible assets	20,049	49,916
Property, plant and equipment	18,949	18,745
Deferred taxation	7,082	3,119
Prepayments, accrued income and other assets	24,402	15,662
Assets of disposal groups	1,581	45,850

Total assets	2,401,652	1,840,829

Liabilities
Deposits by banks	174,378	149,256
Repurchase agreements and stock lending	83,666	163,038
Deposits by banks	258,044	312,294
Customer accounts	581,369	547,447
Repurchase agreements and stock lending	58,143	134,916
Customer accounts	639,512	682,363
Debt securities in issue	300,289	274,172
Settlement balances and short positions	54,277	91,021
Derivatives	971,364	272,052
Accruals, deferred income and other liabilities	31,482	34,208
Retirement benefit liabilities	2,032	460
Deferred taxation	4,165	5,400
Insurance liabilities	9,976	10,162
Subordinated liabilities	49,154	38,043
Liabilities of disposal groups	859	29,228

Total liabilities	2,321,154	1,749,403

Equity:
Minority interests	21,619	38,388
Owners' equity*
Called up share capital	9,898	2,530
Reserves	48,981	50,508

Total equity	80,498	91,426

Total liabilities and equity	2,401,652	1,840,829

* Owners' equity attributable to:
Ordinary shareholders	45,525	44,684
Other equity owners	13,354	8,354

	58,879	53,038

Overview of condensed consolidated balance sheet

Total assets of £2,401.7 billion at 31 December 2008 were up £560.8 billion, 30%, compared with 31 December 2007.

Loans and advances to banks decreased by £81.3 billion, 37%, to £138.2 billion. Reverse repurchase agreements and stock borrowing ("reverse repos") were down by £117.2 billion, 67% to £58.8 billion. Excluding reverse repos, bank placings increased by £35.9 billion, 83%, to £79.4 billion.

Loans and advances to customers were up £46.2 billion, 6%, at £874.7 billion or £68.0 billion, 8% following the disposal of the Banco Real and other businesses to Santander and Tesco Personal Finance.  Within this, reverse repos decreased by 72%, £103.0 billion to £39.3 billion. Excluding reverse repos, lending rose by £149.2 billion, 22% to £835.4 billion reflecting both organic growth and the effect of exchange rate movements following the weakening of sterling during the second half of 2008.

Debt securities decreased by £27.1 billion, 9%, to £267.5 billion and equity shares decreased by £26.7 billion, 50%, to £26.3 billion principally due to lower holdings in Global Banking & Markets.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest and exchange rates, together with growth in trading volumes.

Intangible assets declined by £29.9 billion, 60% to £20.0 billion, reflecting impairment of £32.6 billion and the disposals of the Asset Management business of ABN AMRO, Banca Antonveneta and the Banco Real and other businesses of ABN AMRO acquired by Santander, £7.2 billion. This was offset by exchange rate movements  of £11.8 billion goodwill of £0.2 billion arising on the Sempra joint venture and £0.3 billion on the buyout of the outstanding ABN AMRO shareholdings not previously owned by the Group.

Deferred tax assets increased £4.0 billion to £7.1 billion principally due to carried forward trading losses.

Prepayments, accrued income and other assets were up £8.7 billion, 56% to £24.4 billion.

Assets and liabilities of disposal groups decreased following completion of the sales of the Asset Management business of ABN AMRO to Fortis, Banca Antonveneta to Monte dei Paschi di Sienna and the majority of ABN AMRO's Private Equity business to third parties.

Deposits by banks declined by £54.3 billion, 17% to £258.0 billion. This reflected decreased repurchase agreements and stock lending ("repos"), down £79.4 billion, 49% to £83.7 billion partly offset by increased inter-bank deposits, up £25.1 billion, 17% to £174.4 billion.

Customer accounts were down £42.9 billion, 6% to £639.5 billion or £21.6 billion, 3% excluding disposals of subsidiaries. Within this, repos decreased £76.8 billion, 57% to £58.1 billion. Excluding repos, deposits rose by £33.9 billion, 6%, to £581.4 billion.

Debt securities in issue were up £26.1 billion, 10% to £300.3 billion mainly resulting from the effect of exchange rate movements.

Settlement balances and short positions were down £36.7 billion, 40%, to £54.3 billion reflecting reduced customer activity.

Accruals, deferred income and other liabilities decreased £2.7 billion, 8%, to £31.5 billion primarily as a result of disposals.

Overview of condensed consolidated balance sheet   (continued)

Retirement benefit liabilities increased by £1.6 billion to £2.0 billion due to reduced asset values only partly offset by the effect of increased discount rates.

Deferred taxation liabilities decreased by £1.2 billion, 23% to £4.2 billion due in part to the sale of Angel Trains.

Subordinated liabilities were up £11.1 billion, 29% to £49.2 billion. The issue of £2.4 billion dated loan capital and the effect of exchange rate and other adjustments, £11.3 billion, were partially offset by the redemption of £1.6 billion of dated loan capital, £0.1 billion undated loan capital and £0.9 billion in respect of the disposal of the Banco Real and other businesses of ABN AMRO to Santander.

Equity minority interests decreased by £16.8 billion, 44% to £21.6 billion. Attributable losses of £10.8 billion, including £15.7 billion of write downs of goodwill and other intangible assets in respect of the State of the Netherlands investment in RFS Holdings, equity withdrawals of £13.6 billion, including £12.3 billion by Santander following the disposals of Banca Antonveneta and Banco Real, reductions in the market value of available-for-sale securities of £1.4 billion, mainly the investment in Bank of China attributable to minority shareholders, movements in cash flow hedging reserves, £0.8 billion, actuarial losses on defined benefit pension schemes net of tax of £0.5 billion and dividends paid of £0.3 billion, were partially offset by effect of exchange rate movements of £9.1 billion of which £8.0 billion related to the State of the Netherlands and Santander investments in RFS Holdings, the £0.8 billion equity raised as part of the Sempra joint venture and £0.4 billion additional equity in respect of the buy-out of the ABN AMRO minority shareholders.

Owners' equity increased by £5.8 billion, 11% to £58.9 billion. Proceeds of £12.0 billion from the rights issue, net of £246 million expenses, and £19.7 billion from the placing and open offer, net of expenses of £265 million, together with exchange rate movements of £6.8 billion were partially offset by the attributable loss for the period of £23.5 billion, a £4.6 billion decrease in available-for-sale reserves, net of tax, reflecting £1.0 billion in the Group's share in the investment in Bank of China and £3.6 billion in other securities, the majority of which related to Global Banking & Markets, actuarial losses net of tax of £1.3 billion, the payment of the 2007 final ordinary dividend of £2.3 billion and other dividends of £0.6 billion, and a reduction in the cash flow hedging reserve of £0.3 billion.

   Condensed consolidated statement of recognised income and expense for the year ended 31 December 2008

	2008	2007
	£m	£m

Net movements in reserves:
Available-for-sale	(7,406)	(1,289)
Cash flow hedges	(1,456)	(564)
Currency translation	15,425	2,210

Actuarial gains on defined benefit plans	(2,287)	2,189
Tax on items recognised direct in equity	2,786	(170)

Net income recognised direct in equity	7,062	2,376
(Loss)/profit for the period	(34,373)	7,712

Total recognised income and expense for the period	(27,311)	10,088

Attributable to:
Equity shareholders	(22,979)	8,610
Minority interests	(4,332)	1,478

	(27,311)	10,088

   Condensed consolidated cash flow statement

for the year ended 31 December 2008

	2008	2007
	£m	£m
Operating activities
Operating (loss)/profit before tax	(40,667)	9,832
Operating profit before tax on discontinued activities	4,208	68

Adjustments for:
Depreciation and amortisation	3,154	1,932
Write-down of goodwill and intangibles	32,581	-
Interest on subordinated liabilities	2,144	1,518
Charge for defined benefit pension schemes	490	489
Cash contribution to defined benefit pension schemes	(810)	(599)
Elimination of non-cash items on discontinued activities	592	62
Elimination of foreign exchange differences	(41,874)	(10,282)
Other non-cash items	8,603	(3,235)

Net cash inflow from trading activities	(31,579)	(215)
Changes in operating assets and liabilities	(42,219)	28,261

Net cash flows from operating activities before tax	(73,798)	28,046
Income taxes paid	(1,540)	(2,442)

Net cash flows from operating activities	(75,338)	25,604

Investing activities
Sale and maturity of securities	53,390	63,007
Purchase of securities	(55,229)	(61,020)
Sale of property, plant and equipment	2,228	5,786
Purchase of property, plant and equipment	(5,757)	(5,080)
Net investment in business interests and intangible assets	2,252	13,640
Proceeds on disposal of discontinued activities	20,113	(334)

Net cash flows from investing activities	16,997	15,999

Financing activities
Issue of ordinary shares	49	77
Issue of other equity interests	-	3,600
Issue of paid up equity	-	1,073
Placing and open offer	19,741	-
Rights issue	12,000	-
Issue of subordinated liabilities	2,413	1,018
Proceeds of minority interests issued	1,427	31,095
Redemption of minority interests	(13,579)	(545)
Shares purchased by employee trusts	(64)	(65)
Shares issued under employee share schemes	2	79
Repayment of subordinated liabilities	(1,727)	(1,708)
Dividends paid	(3,193)	(3,411)
Interest paid on subordinated liabilities	(1,967)	(1,522)

Net cash flows from financing activities	15,102	29,691

Effects of exchange rate changes on cash and cash equivalents	29,209	6,010

Net increase in cash and cash equivalents	(14,030)	77,304
Cash and cash equivalents at beginning of period	148,955	71,651

Cash and cash equivalents at end of period	134,925	148,955

Notes on statutory results

1.	Basis of preparation

The accounts for the year ended 31 December 2008 have been prepared on a going concern basis. The directors have reviewed the Group's forecasts, projections and other relevant evidence including the ongoing measures from governments and central banks in the UK and around the world to sustain the banking sector. Whilst the Group has received no guarantees, the directors have a reasonable expectation, based on experience to date, of continued and sufficient access to these funding facilities and, accordingly, that the Group will continue in operational existence for the foreseeable future.

2.	Accounting policies

The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as adopted by the European Union ("EU"). It also complies with IFRS as issued by the IASB. There have been no significant changes to the Group's principal accounting policies.  The Group adopted IFRS 8 'Operating Segments' with effect from 1 January 2008.  The Group also adopted the amendments to IAS 39 'Financial Instruments: Recognition and Measurement', announced in October 2008, with effect from 1 July 2008.

3.	Restatements

The income statement and related notes and the cash flow statement for the year ended 31 December 2007 have been restated to reflect the reclassification of Banco Real as a discontinued operation. The balance sheet as at 31 December 2007 has been restated for the finalisation of the purchase accounting adjustments in respect of ABN AMRO and the netting of certain derivative contracts.

4.	Loan impairment provisions

Operating (loss)/profit is stated after charging loan impairment losses of £7,091 million (2007 - £1,946 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2008 from £6,452 million to £11,016 million, and the movements thereon were:

		2008	2007
		£m	£m

	At beginning of year	6,452	3,935
	Transfer to disposal groups	(767)	-
	Currency translation and other adjustments	1,441	137
	Acquisition of subsidiaries	-	2,221
	Disposals	(178)	-
	Net increase in provisions of discontinued operations	-	46
	Amounts written-off	(3,148)	(2,011)
	Recoveries of amounts previously written-off	319	342
	Charge to the income statement	7,091	1,946
	Unwind of discount	(194)	(164)

	At end of year	11,016	6,452

	The provision at 31 December 2008 includes £127 million (2007 - £3 million) in respect of loans and advances to banks.

Notes on statutory results  (continued)

5.	Taxation
	The charge for taxation on continuing operations comprises:
		2008	2007
		£m	£m

	Tax (credit)/charge	(2,323)	2,044

	Overseas tax included above	133	500

The credit for taxation represents 5.7% (2007 - 20.8% charge) of (loss)/profit before tax. It differs from the tax charge computed by applying the standard UK corporation tax rate of 28.5% as follows:
	2008	2007
	£m	£m

(Loss)/profit before tax	(40,667)	9,832

Expected tax (credit)/charge at 28.5% (2007 - 30%)	(11,590)	2,950
Non-deductible goodwill impairment	8,292	12
Unrecognised timing differences	274	29
Other non-deductible items	330	222
Non-taxable items	(491)	(595)
Foreign profits taxed at other rates	203	(25)
Reduction in deferred tax liability following change in the rate of UK Corporation Tax	-	(189)
Losses in year not recognised	942	2
Other	69	5
Adjustments in respect of prior periods	(352)	(367)

Actual tax (credit)/charge	(2,323)	2,044

Notes on statutory results  (continued)

6.	Earnings per share
	Earnings per share have been calculated based on the following:
		2008	2007
		£m	£m
	Earnings
	(Loss)/profit attributable to ordinary shareholders	(24,137)	7,303
	Add back finance cost on dilutive convertible securities	-	60

	Diluted earnings attributable to ordinary shareholders	(24,137)	7,363

	Weighted average number of ordinary shares (millions)*
	In issue during the year	16,563	11,413
	Effect of dilutive share options and convertible securities	-	198

	Diluted weighted average number of ordinary shares in issue during the year	16,563	11,611

	Basic earnings per share*	(145.7p)	64.0p

	Diluted earnings per share*	(145.7p)	63.4p

	*prior period data have been adjusted retrospectively for the bonus element of the rights issue completed in June 2008 and the capitalisation issue in September 2008.

7.	Segmental analysis
		External	Inter segment	Total
	Total revenue	£m	£m	£m
	2008
	Global Markets
	- Global Banking & Markets	10,324	13,135	23,459
	- Global Transaction Services	3,087	80	3,167
	Regional Markets
	- UK Retail & Commercial Banking	18,690	3,718	22,408
	- US Retail & Commercial Banking	5,031	-	5,031
	- Europe & Middle East Retail & Commercial Banking	3,572	738	4,310
	- Asia Retail & Commercial Banking	823	350	1,173
	RBS Insurance	6,177	33	6,210
	Group Manufacturing	37	-	37
	Central items	1,700	13,405	15,105
	Share of shared assets	257	-	257
	RFS Holdings minority interest	9,703	(24)	9,679
	Elimination of intra-group transactions	-	(31,435)	(31,435)

		59,401	-	59,401

Notes on statutory results  (continued)

7.	Segmental analysis (continued)
		External	Inter segment	Total
	2007	£m	£m	£m
	Global Markets
	- Global Banking & Markets	13,338	9,544	22,882
	- Global Transaction Services	2,959	77	3,036
	Regional Markets
	- UK Retail & Commercial Banking	18,222	3,820	22,042
	- US Retail & Commercial Banking	5,184	-	5,184
	- Europe & Middle East Retail & Commercial Banking	2,940	197	3,137
	- Asia Retail & Commercial Banking	563	330	893
	RBS Insurance	6,333	89	6,422
	Group Manufacturing	44	1	45
	Central items	1,650	9,972	11,622
	Share of shared assets	264	-	264
	RFS Holdings minority interest	1,534	(255)	1,279
	Elimination of intra-group transactions	-	(23,775)	(23,775)

		53,031	-	53,031

	2008	2007
	£m	£m
Operating (loss)/profit before tax
Global Markets
- Global Banking & Markets	(10,515)	3,653
- Global Transaction Services	1,818	1,315

Total Global Markets	(8,697)	4,968
Regional Markets
- UK Retail & Commercial Banking	5,679	6,225
- US Retail & Commercial Banking	883	1,479
- Europe & Middle East Retail & Commercial Banking	429	769
- Asia Retail & Commercial Banking	127	91

Total Regional Markets	7,118	8,564
RBS Insurance	1,020	905
Group Manufacturing	(4,793)	(3,773)
Central items	(675)	(552)
Share of shared assets	(300)	(73)
RFS Holdings minority interest	(15,629)	163

	(21,956)	10,202
Amortisation of purchased intangible assets	(443)	(262)
Integration and restructuring costs	(1,357)	(108)
Write-down of goodwill and other intangible assets	(16,911)	-

	(40,667)	9,832

Notes on statutory results  (continued)

7.	Segmental analysis (continued)
		2008	2007
		£m	£m
	Total assets
	Global Markets
	- Global Banking & Markets	1,672,158	1,147,384
	- Global Transaction Services	23,962	22,730

	Total Global Markets	1,696,120	1,170,114
	Regional Markets
	- UK Retail & Commercial Banking	249,385	232,821
	- US Retail & Commercial Banking	103,940	79,078
	- Europe & Middle East Retail & Commercial Banking	66,382	56,087
	- Asia Retail & Commercial Banking	8,284	7,562

	Total Regional Markets	427,991	375,548
	RBS Insurance	12,855	12,459
	Group Manufacturing	6,105	5,658
	Central items	73,575	4,065
	Share of shared assets	2,047	27,222
	RFS Holdings minority interest	182,959	245,763

		2,401,652	1,840,829

8 .	Dividends and capitalisation issue

During the year a dividend of 23.1p per ordinary share (2007 - 22.1p) in respect of the final dividend for 2008 was paid to ordinary shareholders.

In September 2008, the company issued new ordinary shares to shareholders instead of paying the 2008 interim dividend in cash. Shareholders received a capitalisation issue of 1 new ordinary share for every 40 shares held resulting in an issue of 403 million new shares.

Currently, the company is unable to pay ordinary dividends as a result of the conditions attached to the issue of preference shares which formed part of the placing and open offer. This restriction will be removed when the preference shares are redeemed and replaced by the issue of ordinary shares, as announced on 19 January 2009. However, the directors do not intend to pay a dividend on ordinary shares during 2009.

Notes on statutory results  (continued)

9.	Discontinued operations and assets and liabilities of disposal groups

	Profit/(loss) from discontinued operations, net of tax
		2008	2007
		£m	£m
	Discontinued operations:
	Total income	2,571	749
	Operating expenses	(1,407)	(493)
	Insurance net claims	-	(28)
	Impairment losses	(564)	(160)
	Profit before tax	600	68
	Gain on disposal	3,859	-
	Operating profit before tax	4,459	68
	Tax on profit	(204)	(8)
	Tax on gain on disposal	(33)	-
	Profit after tax	4,222	60
	Business acquired exclusively with a view to disposal:
	Loss after tax	(251)	(136)

	Profit/(loss) from discontinued operations, net of tax	3,971	(76)

Discontinued operations reflect the results of Banco Real sold to Santander on 24 July 2008

Businesses acquired exclusively with a view to disposal comprise those ABN AMRO businesses, including Banca Antonveneta, Asset Management and Private Equity, classified as disposal groups on the acquisition of ABN AMRO on 17 October 2007. The Asset Management business was sold to Fortis on 3 April 2008. Banca Antonveneta, excluding its subsidiary Interbanca, was sold to Banca Monte dei Paschi de Siena S.p.A. on 30 May 2008

	Assets and liabilities of disposal groups
		2008	2007
		£m	£m
	Assets of disposal groups
	Property, plant and equipment	66	395
	Assets acquired exclusively with a view to disposal	1,515	45,455

		1,581	45,850

	Liabilities of disposal groups
	Liabilities acquired exclusively with a view to disposal	859	29,228

10.	Retirement benefit liabilities

The Group's net pension deficit, measured in accordance with IAS 19, for all schemes was £1,996 million (2007: surplus £340 million). This was due to a decline in the value of plan assets which was partly offset by the effect on the valuation of liabilities of a higher discount rate reflecting an increase in AA+ long-term Corporate bond yields and reduction in the assumed rate of inflation.

Notes on statutory results  (continued)

11.	Analysis of consolidated equity
		2008	2007
		£m	£m
	Called-up share capital
	At beginning of year	2,530	815
	Ordinary shares issued in respect of rights issue	1,531	-
	Ordinary shares issued in respect of capitalisation issue	101	-
	Ordinary shares issued in respect of placing and open offer	5,728	-
	Preference shares issued in respect of placing and open offer	5	-
	Other shares issued during the period	3	139
	Bonus issue of ordinary shares	-	1,576

	At end of year	9,898	2,530

	Paid-in equity
	At beginning of year	1,073	-
	Securities issued during the year	-	1,073

	At end of year	1,073	1,073

	Share premium account
	At beginning of year	17,322	12,482
	Ordinary shares issued in respect of rights issue, net of £246 million expenses	10,469	-
	Ordinary shares issued in respect of capitalisation issue	(101)	-
	Expenses of placing and open offer	(265)	-
	Other shares issued during the year	46	6,257
	Bonus issue of ordinary shares	-	(1,576)
	Redemption of preference shares classified as debt	-	159

	At end of year	27,471	17,322

	Merger reserve
	At beginning of year	10,881	10,881
	Placing and open offer	14,273	-
	Transfer to retained earnings	(14,273)	-

	At end of year	10,881	10,881

	Available-for-sale reserves (see note 12 below)
	At beginning of year	1,032	1,528
	Unrealised losses in the year	(6,808)	(191)
	Realised losses/(gains) in the year	842	(513)
	Taxation	1,373	208

	At end of year	(3,561)	1,032

	Cash flow hedging reserve
	At beginning of year	(555)	(149)
	Amount recognised in equity during the year	(603)	(460)
	Amount transferred from equity to earnings in the year	198	(138)
	Taxation	84	192

	At end of year	(876)	(555)

Notes on statutory results  (continued)

11.	Analysis of consolidated equity (continued)

	2008	2007
	£m	£m

Foreign exchange reserve
At beginning of year	(426)	(872)
Retranslation of net assets, net of related hedges	11,970	1,339
Foreign currency (losses)/gains on hedges of net assets	(5,801)	(963)
Taxation	642	70

At end of year	6,385	(426)

Capital redemption reserve
At beginning and end of year	170	170

Retained earnings
At beginning of year	21,072	15,487
(Loss)/profit attributable to ordinary shareholders and other equity owners.	(23,541)	7,549
Ordinary dividends paid	(2,312)	(3,044)
Equity preference dividends paid	(536)	(246)
Paid-in equity dividends paid, net of tax	(60)	-
Redemption of preference shares classified as debt	-	(159)
Transfer from merger reserve	14,273	-
Actuarial (losses)/gains recognised in retirement benefit schemes, net of tax	(1,335)	1,517
Net cost of shares bought and used to satisfy share-based payments	(19)	(40)
Share-based payments, net of tax	-	8

At end of year	7,542	21,072

Own shares held
At beginning of year	(61)	(115)
Shares purchased during the year	(64)	(65)
Shares issued under employee share schemes	21	119

At end of year	(104)	(61)

Owners' equity at end of year	58,879	53,038

Minority interests
At beginning of year	38,388	5,263
Currency translation adjustments and other movements	9,256	1,834
Acquisition of ABN AMRO	356	32,245
(Loss)/profit attributable to minority interests	(10,832)	163
Dividends paid	(285)	(121)
Losses on available-for-sale securities, net of tax	(1,447)	(564)
Movements in cash flow hedging reserves, net of tax	(831)	26
Actuarial losses recognised in retirement benefit schemes, net of tax	(478)	19
Equity raised	1,071	76
Equity withdrawn and disposals	(13,579)	(553)

At end of year	21,619	38,388

Notes on statutory results  (continued)

12.	Available-for-sale reserves

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders' equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss. When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

During 2008 impairment losses of £981 million (2007 £22 million) were charged to profit or loss and net unrealised losses of £6,808 million (2007 £191 million) were recognised directly in equity on available-for-sale financial assets. Available-for-sale reserves at 31 December 2008 amounted to net losses of £3,561 million (2007 net gains - £1,032 million).

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity's financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity's credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group's available for sale debt securities are concentrated in its portfolios of mortgage-backed securities and of securities issued by central and local governments other than the UK and the USA. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in US and Europe. The underlying securities remain unimpaired.

13.	Analysis of contingent liabilities and commitments
		2008	2007
		£m	£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	49,262	46,441
	Other contingent liabilities	22,275	15,479

		71,537	61,920

	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	352,398	332,811
	Other commitments	9,326	5,368

		361,724	338,179

	Total contingent liabilities and commitments	433,261	400,099

	Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions .

Notes on statutory results  (continued)

14.	Litigation

United Kingdom

In common with other banks in the United Kingdom, RBS and NatWest have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the 'Charges') as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the 'Regulations') or being unenforceable penalties (or both).

On 27 July 2007, the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges. Because of the test case, most existing and new claims in the County Courts are currently stayed, the FSA temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service decisions.

A High Court judgment in April 2008 addressed preliminary issues in respect of the banks' contractual terms relating to the Charges in force in early 2008 (the 'Current Terms'). The judgment held that the Current Terms used by RBS and NatWest (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations.

RBSG (in common with the other banks) has accepted that the ruling in the April judgment that the Current Terms are not exempt from assessment for fairness applies also to a sample of the RBS and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the 'Historic Terms'). The High Court made an order to this effect in October 2008.

RBSG and the other banks have appealed against the rulings in April and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations. The hearing of the appeal in relation to Current Terms took place before the Court of Appeal in October and November 2008. The decision of the Court of Appeal is expected shortly. The appeal in relation to the Historic Terms is stayed pending the resolution of the appeal in relation to the Current Terms.

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of RBS's and most of NatWest's Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. RBSG has not appealed that decision.

The issues relating to the legal status and enforceability of the Charges are complex. RBSG maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. RBSG cannot at this stage predict with any certainty the final outcome of the customer claims and complaints, the appeals referred to above and any further stages of the test case. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes on statutory results  (continued)

14.	Litigation (continued)

United States

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements - they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group's position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including RBS Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

The company and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a number of class action complaints filed in the United States District Court for the Southern District of New York. The complaints allege that public filings in connection with the issuance of RBS Non-cumulative Dollar Preference Shares, ADS, including Series Q, Series R, Series S and Series T, contained false and misleading statements, and variously assert claims under Sections 11, 12 and 15 of the Securities Act 1933, Section 10 of the Securities Exchange Act of 1934 and SEC Rule 10b-5. Plaintiffs seek unquantified damages on behalf of purchasers of these shares. The proceedings are in their initial stages. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Notes on statutory results  (continued)

15.	Regulatory enquiries and investigations

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

As previously disclosed by ABN AMRO, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO's dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Prior to the acquisition by the Group, ABN AMRO had reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation by way of a Deferred Prosecution Agreement in return for a settlement payment by ABN AMRO of US$500 million (which amount was accrued by ABN AMRO in its interim financial statements for the six months ended 30 June 2007). Negotiations are continuing to enable a written agreement to be concluded.

Certain of the Group's subsidiaries have received requests for information from various US governmental agencies and self regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008 RBS was advised by the SEC that it had commenced a non public, formal investigation relating to RBS's US sub-prime securities exposure and US residential mortgage exposures. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

16.	Related party transactions
Full details of the Group's related party transactions for the year ended 31 December 2008 will be included in the Group's 2008 Annual Report and Accounts.

17.	Date of approval
This announcement was approved by the Board of directors on 25 February 2009.

18.	Filings with the US Securities and Exchange Commission (SEC)
A report on Form 20-F will be filed with the Securities and Exchange Commission in the United States

Average balance sheet - statutory

	2008			2007
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Interest-earning assets - banking business	887,194	49,938	5.63	525,457	32,650	6.21

Trading business	425,454			313,110
Non-interest-earning assets	728,037			284,405

Total assets	2,040,685			1,122,972

Liabilities
Interest-bearing liabilities - banking business	832,350	31,707	3.81	474,691	20,719	4.36

Trading business	466,610			316,453
Non-interest-bearing liabilities
- demand deposits	37,421			32,871
- other liabilities	645,760			255,598
Shareholders' equity	58,544			43,359

Total liabilities	2,040,685			1,122,972

	2008	2007
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	5.63	6.21
Cost of interest-bearing liabilities of banking business	(3.81)	(4.36)

Interest spread of banking business	1.82	1.85
Benefit from interest-free funds	0.23	0.42

Net interest margin of banking business	2.05	2.27

Analysis of income, expense and impairment losses - statutory

	2008	2007
	£m	£m

Fees and commissions receivable	9,831	8,278
Fees and commissions payable
- banking	(1,985)	(1,727)
- insurance related	(401)	(466)

Net fees and commissions	7,445	6,085

Foreign exchange	1,994	1,085
Interest rate	1,454	1,414
Credit	(12,200)	(1,446)
Other	275	239

(Loss)/income from trading activities	(8,477)	1,292

Operating lease and other rental income	1,525	1,671
Changes in the fair value of own debt	977	152
Changes in the fair value of securities and other financial assets and liabilities	(1,730)	970
Changes in the fair value of investment properties	(86)	288
Profit on sale of securities	342	544
Profit on sale of property, plant and equipment	167	741
Profit on sale of subsidiaries and associates	943	67
Life company (losses)/profits	(52)	187
Dividend income	281	137
Share of profits less losses of associated entities	69	25
Other income	(537)	51

Other operating income	1,899	4,833

Non-interest income (excluding insurance premiums)	867	12,210

Insurance net premium income	6,326	6,087

Total non-interest income	7,193	18,297

Staff costs
- wages, salaries and other staff costs	8,907	6,295
- social security costs	696	471
- pension costs	638	572
Premises and equipment	2,593	1,703
Other	5,464	2,969

Administrative expenses	18,298	12,010
Write-down of goodwill and other intangible assets	32,581	-
Depreciation and amortisation	3,154	1,932

Operating expenses	54,033	13,942

General insurance	3,733	4,010
Bancassurance	697	614

Insurance net claims	4,430	4,624

Loan impairment losses	7,091	1,946
Impairment of available-for-sale securities	981	22
		_______
Impairment losses	8,072	1,968

Asset quality - statutory

Analysis of loans and advances to customers - statutory
The following table analyses loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.
	2008	2007
	£m	£m
UK Domestic
Central and local government	3,091	3,135
Finance	28,491	14,847
Individuals - home	80,967	73,916
Individuals - other	26,989	28,186
Other commercial and industrial comprising:
- Manufacturing	15,074	13,452
- Construction	10,171	10,202
- Service industries and business activities	58,638	53,966
- Agriculture, forestry and fishing	2,972	2,473
- Property	52,127	50,051
Finance leases and instalment credit	17,363	15,632
Interest accruals	1,706	2,115

	297,589	267,975

UK International
Central and local government	3,015	1,593
Finance	35,009	21,200
Individuals - other	490	561
Other commercial and industrial comprising:
- Manufacturing	10,932	7,631
- Construction	3,255	2,161
- Service industries and business activities	29,782	20,434
- Agriculture, forestry and fishing	146	97
- Property	21,923	13,664
Interest accruals	37	79

	104,589	67,420

Overseas
Europe
Central and local government	2,045	2,371
Finance	19,408	21,312
Individuals - home	118,549	81,557
Individuals - other	9,024	16,292
Other commercial and industrial comprising:
- Manufacturing	29,348	15,159
- Construction	5,838	4,779
- Service industries and business activities	60,179	46,502
- Agriculture, forestry and fishing	5,750	4,650
- Property	23,072	15,768
Finance leases and instalment credit	1,815	1,620
Interest accruals	1,490	1,969

	276,518	211,979

Asset quality - statutory  (continued)

	2008	2007
	£m	£m
US
Central and local government	482	386
Finance	16,088	14,446
Individuals - home	34,235	27,882
Individuals - other	14,368	10,879
Other commercial and industrial comprising:
- Manufacturing	13,298	7,399
- Construction	885	793
- Service industries and business activities	28,233	16,474
- Agriculture, forestry and fishing	30	20
- Property	6,579	6,456
Finance leases and instalment credit	3,066	2,228
Interest accruals	471	945

	117,735	87,908

Rest of World
Central and local government	7,079	2,592
Finance	12,038	11,967
Individuals - home	847	1,740
Individuals - other	5,089	12,261
Other commercial and industrial comprising:
- Manufacturing	6,837	8,078
- Construction	758	825
- Service industries and business activities	13,706	14,449
- Agriculture, forestry and fishing	157	1,941
- Property	2,932	2,898
Finance leases and instalment credit	111	18
Interest accruals	313	579

	49,867	57,348

Loans and advances to customers - gross	846,298	692,630
Loan impairment provisions	(10,889)	(6,449)

Total loans and advances to customers	835,409	686,181

Asset quality - statutory  (continued)

Risk elements in lending - statutory

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission ('SEC') in the US. The following table shows the estimated amount of loans which would be reported using the SEC's classifications. The figures are stated before deducting the value of security held or related provisions.

	2008	2007
	£m	£m
Loans accounted for on a non-accrual basis (2):
- Domestic	8,588	5,599
- Foreign	10,891	4,763

	19,479	10,362

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
- Domestic	1,201	217
- Foreign	581	152

	1,782	369

Total risk elements in lending	21,261	10,731

Potential problem loans (4):
- Domestic	218	63
- Foreign	8	608

	226	671

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	51%	57%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	2.50%	1.54%

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos	2.52%	1.64%

(1)

For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)

Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

Regulatory ratios - statutory

		As published
	Basel II	Basel II	Basel I
	31 December 2008	1 January 2008	31 December 2007
	£m	£m	£m
Capital base
Core Tier 1 capital: ordinary shareholders' funds and minority interests less intangibles	47,623	27,324	27,324
Preference shares and tax deductible securities	24,038	17,040	17,040
Deductions from Tier 1 capital net of tax credit on expected losses	(1,814)	(1,457)	n/a

Tier 1 capital	69,847	42,907	44,364
Tier 2 capital	32,223	28,767	33,693
Tier 3 capital	260	200	200

	102,330	71,874	78,257
Less: Supervisory deductions	(4,155)	(5,078)	(10,283)

Total regulatory capital	98,175	66,796	67,974

Risk-weighted assets
Credit risk	551,400	542,100
Counterparty risk	61,100	37,500
Market risk	46,500	17,900
Operational risk	36,800	36,000

	695,800	633,500

Banking book			564,800
Trading book			44,200

			609,000

Risk asset ratio
Core Tier 1	6.8%	4.3%	4.5%
Tier 1	10.0%	6.8%	7.3%
Total	14.1%	10.5%	11.2%

Regulatory ratios - statutory  (continued)

		As published
	Basel II	Basel II	Basel I
	31 December 2008	1 January 2008	31 December 2007
	£m	£m	£m
Composition of regulatory capital
Tier 1
Ordinary shareholders' equity	45,525	44,684	44,684
Minority interests	21,619	38,388	38,388
Adjustments for:
Goodwill and other intangible assets - continuing	(20,049)	(48,492)	(48,492)
Goodwill and other intangible assets - discontinued	-	(3,232)	(3,232)
Unrealised losses on available-for-sale debt securities	3,687	630	630
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(984)	(3,321)	(3,321)
Reallocation of preference shares and innovative securities	(1,813)	(1,813)	(1,813)
Other regulatory adjustments	(362)	480	480

Core Tier 1 capital	47,623	27,324	27,324

Preference shares	16,655	10,560	10,560
Innovative Tier 1 securities	7,383	6,480	6,480
Tax on the excess of expected losses over provisions	615	1,173	n/a
Less deductions from Tier 1 capital	(2,429)	(2,630)	n/a

Total Tier 1 capital	69,847	42,907	44,364

Tier 2
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	984	3,321	3,321
Collective impairment allowances	666	286	2,582
Perpetual subordinated debt	9,829	9,042	9,042
Term subordinated debt	23,162	18,639	18,639
Minority and other interests in Tier 2 capital	11	109	109
Less deductions from Tier 2 capital	(2,429)	(2,630)	n/a

Total Tier 2 capital	32,223	28,767	33,693

Tier 3	260	200	200

Supervisory deductions
Unconsolidated investments	4,044	4,248	4,297
Other deductions	111	830	5,986

Total deductions other than from Tier 1 capital	4,155	5,078	10,283

Total regulatory capital	98,175	66,796	67,974

Derivatives - statutory

	Assets	Liabilities
As at 31 December 2008	£m	£m

Exchange rate contracts
Spot, forwards and futures	83,065	83,568
Currency swaps	53,398	54,728
Options purchased	36,762	-
Options written	-	35,017

Interest rate contracts
Interest rate swaps	548,040	532,180
Options purchased	99,192	-
Options written	-	102,216
Futures and forwards	7,600	6,620

Credit derivatives	142,366	132,734

Equity and commodity contracts	22,136	24,301

	992,559	971,364

Certain derivative asset and derivative liability balances with the London Clearing House, which meet the offset criteria in IAS 32 'Financial Instruments: Presentation', are now shown net.  Amounts for 2007 have been restated, reducing derivative assets and derivative liabilities by £60,008 million.

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group's balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off. They are however effective in reducing the Group's credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.  The extent of netting under such agreements amounted to £834 billion at 31 December 2008. Furthermore the Group holds substantial collateral against this net derivative asset exposure.

Market risk - statutory

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework. This expresses limits based on, but not limited to: value-at-risk (VaR); stress testing and scenario analysis; and position and sensitivity analyses. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. The table below sets out the VaR, at a 95% confidence level and a one-day time horizon, for the Group's trading and treasury portfolios. The VaR for the Group's trading portfolios includes idiosyncratic risk and is segregated by type of market risk exposure.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR

Interest rate	20.7	26.3	36.5	12.1
Credit spread	37.2	40.4	51.2	26.0
Currency	4.5	8.7	10.5	1.2
Equity	12.3	9.4	19.9	6.0
Commodity	6.7	6.3	18.2	-
Diversification effects		(43.3)

2008	44.6	47.8	60.9	29.9

2007	21.6	45.7	50.1	13.2

Treasury VaR

2008	8.3	52.0	52.0	4.8

2007	3.7	5.5	6.4	1.3

The Group's VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•

Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure, such as the calculation of VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of the VaR.

The Group's treasury activities include its money market business and the management of internal funds flow within the Group's businesses.

Other information

	2008	2007

Ordinary share price	£0.494	£3.72*

Number of ordinary shares in issue	39,456m	10,006m

Market capitalisation	£19.5bn	£44.4bn

Net asset value per ordinary share	£1.15	£3.74*

Employee numbers in continuing operations
(full time equivalents rounded to the nearest hundred)
Global Banking & Markets	20,200	24,100
Global Transaction Services	4,500	3,700
UK Retail & Commercial Banking	46,500	46,200
US Retail & Commercial Banking	17,600	17,800
Europe & Middle East Retail & Commercial Banking	7,900	7,900
Asia Retail & Commercial Banking	11,500	8,900
RBS Insurance	16,600	17,300
Group Manufacturing	44,900	42,500
Centre	4,300	4,200

	174,000	172,600
Integration	900	-
Share of shared assets	400	1,200
RFS minority interest	24,500	21,600

Group total	199,800	195,400

* restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2008 will be filed with the Registrar of Companies following the company's Annual General Meeting. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

Other information (continued)

Reclassifications

Divisional results for 2007 have been restated to reflect transfers of operations and businesses between divisions in 2008. These changes do not affect the Group's results.

		Previously
		reported	Transfers	Restated
		£m	£m	£m
Global Banking & Markets
-	Net interest income	2,229	(15)	2,214
-	Net fees and commissions receivable	8,687	(21)	8,666
-	Staff costs	3,856	(3)	3,853
-	Other costs	1,230	(117)	1,113
-	Impairment losses before re-designated asset impairments	125	(3)	122
Contribution		3,564	87	3,651

Global Transaction Services
-	Net interest income	842	4	846
-	Non-interest income	1,340	19	1,359
-	Staff costs	357	10	367
-	Other costs	164	13	177
-	Impairment losses	12	3	15
Contribution		1,649	(3)	1,646

UK Retail Banking
-	Net interest income	4,173	(1)	4,172
-	Staff costs	1,225	41	1,266
-	Other costs	542	3	545
Contribution		3,844	(45)	3,799

UK Corporate & Commercial Banking
-	Net interest income	1,988	2	1,990
-	Staff costs	479	(48)	431
-	Other costs	473	(6)	467
Contribution		1,873	56	1,929

UK Wealth
-	Non-interest income	278	3	281
-	Staff costs	224	(2)	222
-	Other costs	66	(2)	64
Contribution		490	7	497

US Retail & Commercial Banking
-	Net interest income	1,936	(1)	1,935
-	Non-interest income	850	(4)	846
-	Staff costs	601	(3)	598
-	Other costs	368	(4)	364
-	Impairment losses - SBO	164	(1)	163
Contribution		1,476	3	1,479

Europe & Middle East Retail & Commercial Banking
-	Staff costs	334	(4)	330
-	Other costs	170	3	173
Contribution		798	1	799

Other information (continued)

Reclassifications (continued)

		Previously
		reported	Transfers	Restated
		£m	£m	£m
Asia Retail & Commercial Banking
-	Net interest income	285	9	294
-	Non-interest income	395	6	401
-	Staff costs	226	11	237
-	Other costs	130	5	135
Contribution		205	(1)	204
		_______	_______	_______

Manufacturing
-	Staff costs	1,075	146	1,221
-	Other costs	3,212	48	3,260
Contribution		(4,287)	(194)	(4,481)
		_______	_______	_______

Centre
-	Departmental costs	582	38	620
-	Other corporate costs	(144)	(127)	(271)
Contribution		(1,641)	89	(1,552)

Other information (continued)

Analysis of Divisional Contribution

The table below provides an analysis of the divisional contribution for 2008 by the main income statement captions. The proforma divisional income statements on pages 23 to 46 reflect certain presentational reallocations as described in the notes below. These do not affect the overall contribution.

	Net interest income	Non-interest income	Total income	Operating expenses	Net insurance claims	Impairment losses	Contribution
	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets (1)	3,490	(6,010)	(2,520)	(4,352)	-	(3,643)	(10,515)
Global Transaction Services	909	1,563	2,472	(594)	-	(60)	1,818
UK Retail & Commercial Banking (2)	6,999	3,999	10,998	(3,171)	(184)	(1,964)	5,679
US Retail & Commercial Banking	2,106	904	3,010	(1,086)	-	(1,041)	883
Europe & Middle East Retail & Commercial Banking (3)	1,087	431	1,518	(563)	-	(526)	429
Asia Retail & Commercial Banking	379	402	781	(483)	-	(171)	127
RBS Insurance	647	4,919	5,566	(771)	(3,733)	(42)	1,020
Group Manufacturing	(202)	(11)	(213)	(4,580)	-	-	(4,793)
Central items (4)	524	(902)	(378)	(316)	-	19	(675)

Group operating loss - pro forma	15,939	5,295	21,234	(15,916)	(3,917)	(7,428)	(6,027)
Share of shared assets	(175)	(18)	(193)	(103)	-	(4)	(300)
Amortisation of intangibles	-	-	-	(443)	-	-	(443)
Integration and restructuring costs	-	-	-	(1,357)	-	-	(1,357)
Write-down of goodwill and other intangible assets	-	-	-	(16,911)	-	-	(16,911)

	15,764	5,277	21,041	(34,730)	(3,917)	(7,432)	(25,038)
RFS Holdings minority interest	2,911	1,916	4,827	(19,303)	(513)	(640)	(15,629)

Total statutory	18,675	7,193	25,868	(54,033)	(4,430)	(8,072)	(40,667)

Notes :

(1) reallocation of £544 million between net interest income and non-interest income in respect of funding costs of rentals assets, £404 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £140 million.

(2) reallocation of £91 million between net interest income and non-interest income of funding costs of rental assets and netting of bancassurance claims of £184 million against non-interest income.

(3) reallocation of £65 million between net interest income and non-interest income to record interest on financial assets and liabilities designated as at fair value through profit or loss.

(4) includes the gain of fair value of own debt, £875 million and profit on sale of investment in Tesco Personal Finance of £442 million.

Other information (continued)

Financial calendar

Annual General Meeting	3 April 2009
at 1pm at the EICC, Morrison Street, Edinburgh

2009 first quarter interim management statement	May 2009

2009 interim results announcement	7 August 2009

2009 third quarter interim management statement	November 2009

Contacts

Stephen Hester	Group Chief Executive	+44 (0) 20 7672 0008
+44 (0) 131 523 2203

Guy Whittaker	Group Finance Director	+44 (0) 20 7672 0003
+44 (0) 131 523 2028

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Andrew McLaughlin	Head of Communications	+44 (0) 131 626 3868
+44 (0) 7786 111689

Andrew Wilson	Head of Group Corporate Affairs	+44 (0) 131 626 4022
+44 (0) 7810 636995

25 February 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:26/02/2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat